                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of December 2004
                 Material Change Report dated December 21, 2004
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
        -----------------------------------------------------------------
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:           Form 20-F         40-F     X
                                                        ------       --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:           No:    X
    -------        ------

                             MATERIAL CHANGE REPORT

                                  FORM 51-102F3


ITEM 1.           NAME AND ADDRESS OF COMPANY

                  ID Biomedical Corporation (the "Company")
                  1630 Waterfront Center
                  200 Burrard Street
                  Vancouver, BC  V6C 3L6

                  Telephone:        (604)  431-9314
                  Fax:              (604)  431-9378


ITEM 2.           DATE OF MATERIAL CHANGE

                  December 21, 2004.

ITEM 3.           NEWS RELEASE

                  A press release was issued by the Company before the opening of the Toronto Stock Exchange on December, 22, 2004.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced that it had entered into a loan agreement (the "LOAN AGREEMENT") with Second City Capital Partners I, Limited Partnership ("SECOND CITY") pursuant to which the Company will borrow a total of US$60,600,000. The proceeds of the loan will be used by the Company to repurchase approximately 4.9 million subscription receipts previously issued to Shire BioChem Inc. ("SHIRE").


ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced that it had entered into the Loan Agreement with Second City pursuant to which the Company will borrow a total of US$60,600,000. The proceeds of the loan will be used by the Company to repurchase approximately 4.9 million subscription receipts previously issued to Shire.

                  Closing of the transaction is subject to regulatory approval and other customary conditions of closing. The Company expects to close the transaction and repurchase the subscription receipts on or before January 7, 2005.


                  Under the agreement with Second City, the Company has agreed to issue to Second City (or other lenders designated by Second City who participate in a syndicate of lenders under the Loan Agreement) warrants to acquire an aggregate of 1.2 million common shares of the Company with an exercise price of U.S.$16.91 per share. The warrants will expire two years after issuance. The loan principal will bear interest at an annual rate of 8% and becomes due in 18 months.

                  In September 2004, the Company acquired Shire's vaccine business for a purchase price of US$120 million. US$60 million of the purchase price was payable in cash - $30 million paid at closing and $30 million to be paid on September 9, 2005. The remaining US$60 million of the purchase price was satisfied through the issuance to Shire of subscription receipts, which upon exercise allow Shire to receive, for no additional consideration, 4,931,864 common shares of the Company. The subscription receipts are not exercisable by Shire until January 10, 2005. The Company may repurchase the subscription receipts for US$60 million in cash by January 7, 2005. Upon the closing of the Second City financing, the Company will repurchase the subscription receipts from Shire. Based on the closing price of the Company's common stock on December 21, 2004, the current market value of 4,931,864 shares was approximately US$77 million.


ITEM 6.           RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT
                  51-102

                  Not applicable.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  For further information please contact:

                  Name:             Todd R. Patrick
                  Title:            President
                  Telephone:        (425) 482-2601

ITEM 9.           DATE OF REPORT

                  December 31, 2004.



                                      - 2 -


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--------------------------------------------------------------------------------


                            ID BIOMEDICAL CORPORATION

                                 LOAN AGREEMENT

                                 US $60,600,000


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

1.0      DEFINITIONS AND CONSTRUCTION.............................................................................2
         1.1      Definitions.....................................................................................2
         1.2      Accounting Terms...............................................................................15
         1.3      Currency.......................................................................................15
         1.4      Schedules......................................................................................16
         1.5      Knowledge......................................................................................16

2.0      LOAN AND TERMS OF PAYMENT...............................................................................16
         2.1      Amount and Purpose of Loan.....................................................................16
         2.2      Interest.......................................................................................16
         2.3      Maturity.......................................................................................16
         2.4      Prepayment.....................................................................................17
         2.5      Place and Time.................................................................................17
         2.6      INTEREST ACT (Canada)..........................................................................18
         2.7      Maximum Interest Rate..........................................................................18
         2.8      Crediting Payments.............................................................................18
         2.9      Fees and Expenses..............................................................................19
         2.10     Additional Costs...............................................................................20
         2.11     Net Payments...................................................................................21
         2.12     Currency Indemnity.............................................................................21

3.0      CONDITIONS OF LOAN......................................................................................23
         3.1      Delivery of Security...........................................................................23
         3.2      Warrants.......................................................................................24
         3.3      Additional Conditions Precedent................................................................24
         3.4      Best Efforts...................................................................................25

4.0      SECURITY................................................................................................25
         4.1      Loan Documents.................................................................................25
         4.2      Sale and Leaseback Transactions................................................................26
         4.3      Delivery of Additional Documentation Required..................................................27
         4.4      Conflict with Security.........................................................................27
         4.5      Security Exclusions............................................................................27
         4.6      Letter of Credit...............................................................................28
         4.7      Release upon Payment...........................................................................28

5.0      REPRESENTATIONS AND WARRANTIES..........................................................................28
         5.1      Due Organization and Qualification.............................................................28
         5.2      Due Authorization; No Conflict.................................................................28
         5.3      Collateral.....................................................................................29
         5.4      Intellectual Property..........................................................................29
         5.5      Name; Location of Chief Executive Office.......................................................29
         5.6      Litigation.....................................................................................29
         5.7      No Material Adverse Change in Financial Statements.............................................29
         5.8      Solvency, Payment of Debts.....................................................................30
         5.9      Regulatory Compliance..........................................................................30

         5.10     Environmental Condition........................................................................30
         5.11     Taxes..........................................................................................30
         5.12     Government Consents............................................................................31
         5.13     Full Disclosure................................................................................31

6.0      REPRESENTATIONS AND WARRANTIES OF LENDER................................................................31

7.0      AFFIRMATIVE COVENANTS...................................................................................35
         7.1      Good Standing..................................................................................35
         7.2      Government Compliance..........................................................................35
         7.3      Financial Statements, Reports, Certificates....................................................36
         7.4      Inventory; Returns.............................................................................36
         7.5      Taxes..........................................................................................36
         7.6      Insurance......................................................................................37
         7.7      Financial Covenant.............................................................................38

8.0      NEGATIVE COVENANTS......................................................................................38
         8.1      Dispositions...................................................................................38
         8.2      Change in Business; Change of Executive Office.................................................38
         8.3      Amalgamations, Mergers or Acquisitions.........................................................39
         8.4      Negative Pledge................................................................................39
         8.5      Transactions with Affiliates...................................................................39
         8.6      Subordinated Debt..............................................................................39
         8.7      Inventory and Equipment........................................................................40

9.0      EVENTS OF DEFAULT.......................................................................................40
         9.1      Events of Default..............................................................................40
         9.2      Rights and Remedies............................................................................43

10.0     WAIVERS, REMEDIES CUMULATIVE............................................................................43

11.0     ASSIGNMENTS.............................................................................................44
         11.1     Successors.....................................................................................44
         11.2     Assignment by Company..........................................................................44
         11.3     Assignment and Participation by Lender.........................................................44
         11.4     Disclosure.....................................................................................45

12.0     EXPENSES................................................................................................46

13.0     NOTICES.................................................................................................47

14.0     GENERAL PROVISIONS......................................................................................48
         14.1     No partnership.................................................................................48
         14.2     Severability...................................................................................48
         14.3     Governing Law and Jurisdiction.................................................................48
         14.4     Indemnification................................................................................49
         14.5     Time of Essence................................................................................49
         14.6     Counterparts...................................................................................49
         14.7     Joint and Several Liability....................................................................50


SCHEDULES:

Schedule "A"        --     Form of Warrant
Schedule "B"        --     Disclosure
Schedule "C"        --     Pipeline Products
Schedule "D"        --     Pipeline Products Intellectual Property Rights

                                 LOAN AGREEMENT

                  THIS LOAN AGREEMENT made this 21st day of December, 2004

BETWEEN:

                  ID BIOMEDICAL CORPORATION, a corporation subsisting under the laws of the Province of British Columbia

                  (the "Borrower")

AND:

                  ID BIOMEDICAL CORPORATION OF QUEBEC, a corporation subsisting under the laws of Canada

                  ("IDB Quebec")

AND:

                  ID BIOMEDICAL CORPORATION OF VANCOUVER, a corporation subsisting under the laws of Canada

                  ("IDB Vancouver")

AND:

                  ID BIOMEDICAL CORPORATION OF WASHINGTON, a corporation subsisting under the laws of the State of Delaware

                  ("IDB Washington")

AND:

                  ID BIOMEDICAL CORPORATION OF MARYLAND, a corporation subsisting under the laws of the State of Maryland

                  ("IDB Maryland")

AND:

                  ID BIOMEDICAL CORPORATION OF NORTHBOROUGH, a corporation subsisting under the laws of the State of Delaware

                  ("IDB Northborough" and together with IDB Quebec, IDB Vancouver, IDB Washington and IDB Maryland herein collectively called the "Guarantors")

AND:

                  SECOND CITY CAPITAL PARTNERS I, LIMITED PARTNERSHIP, a limited partnership subsisting under the laws of the State of Delaware

                  (the "Lender")


WHEREAS:

A. The Borrower has requested that the Lender make available to the Borrower a loan in the principal amount of US $60,600,000 (the "Loan");

B. The Guarantors are Subsidiaries (as herein defined) of the Borrower and will benefit from the advance of the Loan; and

C. The Lender has agreed to advance the Loan to the Borrower on the terms and conditions set forth in this Agreement.

                  WITNESS THAT in consideration of the premises and of the agreements hereinafter set forth and of other consideration, the Borrower, the Guarantors and the Lender agree as follows:


1.0               DEFINITIONS AND CONSTRUCTION
1.1               DEFINITIONS
                  As used in this Agreement, the following terms shall have the following definitions:

                  "ACCOUNTS" means all presently existing and hereafter arising accounts, contract rights, and all other forms of obligations owing to the Borrower, IDB Quebec,

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                  IDB Vancouver and IDB Northborough arising out of the sale or lease of goods (including, without limitation, the sale of influenza and other vaccines) or the rendering of services by the Borrower, IDB Quebec, IDB Vancouver or IDB Northborough, whether or not earned by performance, and any and all credit insurance, guarantees, and other security therefor, as well as all merchandise returned to or reclaimed and the Companies' Books relating to any of the foregoing.

                  "ACT" means the PERSONAL PROPERTY SECURITY ACT (British Columbia) as now enacted (including all regulations issued or enacted pursuant thereto), all as the same may from time to time be amended, re-enacted, replaced or superseded and including any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or regulation.

                  "AFFILIATE" means, with respect to any Person, any Person that owns or controls directly or indirectly such Person, any Person that controls or is controlled by or is under common control with such Person, and each of such Person's senior executive officers, directors, and partners.

                  "BUSINESS DAY" means any day that is not a Saturday, Sunday, or other day on which banks in Vancouver, British Columbia are authorized or required to close.

                  "CANADIAN DOLLARS" and "CDN $" means the lawful currency for the time being of Canada.

                  "CASH AND CASH EQUIVALENTS" means:

                  (a)      cash;

                  (b) bonds or other evidences of indebtedness of or fully guaranteed by the government of Canada or the provinces of British Columbia, Alberta or Ontario, payable in Canadian Dollars or U.S. Dollars and rated R1M (or the then equivalent grade) or higher by Dominion Bond Rating Service Limited and having a maturity not in excess of 90 days from the date of purchase;

                  (c) instruments of deposit or bankers' acceptances of or guaranteed or accepted by one of Royal Bank of Canada, The Toronto-Dominion Bank, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce or Bank of Montreal, which mature not more than 90 days after the date of issue; and

                  (d) commercial paper or short term debt payable in Canadian Dollars or U.S. Dollars and rated R1M (or the then equivalent grade) or higher by Dominion Bond Rating Service Limited and having a maturity not in excess of 90 days from the date of purchase.

                  "CLOSING" means the closing of the transactions contemplated herein on the Closing Date.

                  "CLOSING DATE" means January 5, 2005 or such other date to which the Lender and the Borrower may agree.

                  "COLLATERAL" means all of the present and after-acquired real and personal property, assets and undertaking of each of the Borrower, IDB Quebec, IDB Vancouver and IDB Northborough charged by the Security including, without limitation, the Lender Priority Collateral.

                  "COLLATERAL JURISDICTIONS" means the Provinces of Quebec and British Columbia and the State of Massachusetts.

                  "COMMITMENT FEE" has the meaning ascribed thereto in Section 2.9.

                  "COMPANIES" mean the Borrower and the Guarantors and "COMPANY" means any one of them.

                  "COMPANIES' BOOKS" means all of the Companies' books and records including: ledgers, records concerning the Companies' assets or liabilities, the Collateral, business operations or financial condition, and all computer programs, or tape files, and the equipment containing such information.

                  "EQUIPMENT" has the meaning given by the Act.

                  "EVENT OF DEFAULT" has the meaning assigned in Section 9.0.

                  "FLU PRODUCTS" means the injectable flu vaccine known as Fluviral, the intranasal vaccine known as FluInsure vaccine and all other flu related vaccines and all intellectual property relating thereto including, without limitation, all patents and trademarks.

                  "GAAP" means generally accepted accounting principles as in effect within Canada from time to time.

                  "GSAS" means the general security agreements executed by each of the Borrower, IDB Quebec and IDB Vancouver in favour of the Lender pursuant to Section 3.1, creating a security interest in all present and after-acquired personal property and a floating charge on land excluding Government Collateral and Shire Collateral, and the security agreement to be granted by IDB Northborough pursuant to the terms hereof, and "GSA" means any one of them.

                  "GOVERNMENT COLLATERAL" means any assets:

                  (a) ownership of which is vested in the government of Canada or an agency thereof; or

                  (b) where consent of the government of Canada or an agency thereof is required prior to granting any interest therein, in each case pursuant to the terms of contracts between any of the Companies and the government of Canada or an agency thereof, but excluding all Lender Priority Collateral.

                  "GUARANTEES" means the guarantees executed by each of the Guarantors pursuant to Section 3.1 guaranteeing all of the indebtedness and liability of the Borrower to the Lender, and "GUARANTEE" means any one of them.

                  "IMMOVABLE HYPOTHECS" means the Laval Immovable Hypothec and the Quebec City Immovable Hypothec, and "IMMOVABLE HYPOTHEC" means any one of them.

                  "INITIAL PARTICIPANTS" means the Lender and the other Persons to whom the Warrants are issued on the Closing Date.

                  "INSOLVENCY PROCEEDING" means any proceeding commenced by or against any Person or entity under any provision of the BANKRUPTCY AND INSOLVENCY ACT (Canada) or the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada), each as amended, or under any other bankruptcy or insolvency law of any jurisdiction, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

                  "INTELLECTUAL PROPERTY COLLATERAL" has the meaning given by the IP Security Agreements and excludes the Government Collateral and the Shire Collateral.

                  "INVENTORY" has the meaning given by the Act.

                  "IP SECURITY AGREEMENTS" means the intellectual security agreements executed by each of the Borrower, IDB Quebec and IDB Vancouver in favour of the Lender pursuant to Section 3.1 creating a security interest and charge in respect of all Intellectual Property Collateral excluding Government Collateral and Shire Collateral, and "IP SECURITY AGREEMENT" means any one of them.

                  "LAVAL FACILITY" means the 68,000 square foot vaccine research centre under construction situate on lands and premises owned by the Borrower having a civic address of 525 Cartier Boulevard West, City of Laval, Province of Quebec, H7V 5B7, legal designated as being Lot 1,169,235 on the Cadastre of Quebec, Registration Division of Laval, commonly known as the Vaccine Research Centre.

                  "LAVAL IMMOVABLE HYPOTHEC" means the Immovable Hypothec granted by the Borrower in favour of the Lender pursuant to
                  Section 3.1 mortgaging and charging all real property, including land, buildings, improvements and immovables, comprising the Laval Facility and any rents payable with respect to a lease or tenancy of such real property.

                  "LENDER EXPENSES" means all costs and expenses payable by the Borrower pursuant to this Agreement including costs and expenses payable pursuant to Section 12.0.

                  "LENDER PRIORITY COLLATERAL" means all of the following:

                  (a) all property, assets and undertaking, present and future, charged by the Quebec City Immovable Hypothec together with all Equipment, present and future, situate at or used in connection with the Quebec City Facility excluding any such Equipment ownership of which is vested in the Government of Canada pursuant to the Pandemic Contract;

                  (b) all property, assets and undertaking, present and future, charged by the Laval Immovable Hypothec;

                  (c) all property, assets and undertaking, present and future, charged by the Northborough Security;

                  (d) all Accounts, present and future, of the Borrower, IDB Quebec and IDB Vancouver, save and except any such Accounts arising from the sale of, licensing of or other dealing with Pipeline Products and any such Accounts charged by the TD Security;

                  (e) all Inventory, present and future, of the Borrower, IDB Quebec and IDB Vancouver, save and except any Pipeline Products; and

                  (f) all Cash and Cash Equivalents, present and future, of the Borrower, IDB Quebec and IDB Vancouver, save and except any Cash and Cash Equivalents:

                           (i)      that is charged by the TD Security;

                           (ii)     that constitutes Shire Collateral;

                           (iii)    that constitutes Shire Escrow Funds;

                           (iv) of up to US $20 million to secure the Letter of Credit; and

                           (v) of up to Cdn $4.5 million used to secure letters of credit for the Sale and Leaseback Transactions and for the Companies' day-to-day business operations in the ordinary course.

                  "LETTER OF CREDIT" means an irrevocable standby letter of credit, in form and substance satisfactory to the Lender, acting reasonably, issued by Royal Bank of Canada, The Toronto-Dominion Bank, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce or Bank of Montreal (the "ISSUER"), pursuant to which the Issuer is to make payment to or to the order of the Lender, as the beneficiary, which irrevocable standby letter of credit shall:

                  (a) be expressed in U.S. Dollars and be in a face amount of not less than US $20 million;

                  (b)      state its expiry date;

                  (c) provide for sight payment to the Lender by way of the Issuer's draft against presentation of a written demand for payment signed by an authorized representative of the Lender identified in the letter of credit by his/her office;

                  (d) provide that more than one written demand for payment may be presented subject to the sum of those demands not exceeding the face amount of the letter of credit;

                  (e) provide that it is subject to the International Chamber of Commerce (ICC) Uniform Customs and Practice for Documentary Credits, 1993 Revision, ICC Publication No. 500; and

                  (f) clearly specify that it is irrevocable or deemed to be irrevocable pursuant to the ICC Uniform Customs and Practice for Documentary Credits, 1993 Revision, ICC Publication No. 500;

                  and includes any replacement or renewal delivered pursuant to
                  Section 4.6.

                  "LIEN" means any mortgage, lien, charge, pledge, hypothec, security interest or other encumbrance.

                  "LOAN" means the loan in the principal amount of US $60,600,000 made or to be made by the Lender to the Borrower pursuant to this Agreement.

                  "LOAN DOCUMENTS" means, collectively, this Agreement, any note or notes executed by the Borrower, the Security and any other agreement entered into between any Company and the Lender in connection with this Agreement, with the exception of the Warrants and any registration rights agreement, all as amended, extended, modified, restated, replaced or supplemented from time to time.

                  "LOAN RATE" means 8% per annum.

                  "MATERIAL ADVERSE EFFECT" means a material adverse effect on:

                  (a) the business operations, condition (financial or otherwise) or prospects of the Companies and any Subsidiaries taken as a whole; or

                  (b) the ability of the Companies to repay the Obligations or otherwise perform their respective obligations under the Loan Documents; or

                  (c) the value, priority, effectiveness or enforceability of the Lender's security interests in the Collateral.

                  "MATURITY DATE" means the date that is 18 months after the Closing Date.

                  "MOVABLE HYPOTHECS" means the movable hypothecs executed by each of the Borrower, IDB Quebec and IDB Vancouver in favour of the Lender pursuant to Section 3.1 creating a security interest in all present and after-acquired personal property, excluding Government Collateral and Shire Collateral, situate in Quebec, and "MOVABLE HYPOTHEC" means any one of them.

                  "NEGOTIABLE COLLATERAL" means all Collateral consisting present and future notes, drafts, instruments, securities, documents of title, and chattel paper.

                  "NORTHBOROUGH FACILITY" means the 60,000 square foot full integrated vaccine development and pilot manufacturing facility situate on lands and premises owned by IDB Northborough having a civic address of 30 Bearfoot Road, Northborough, Massachusetts 01532.

                  "NORTHBOROUGH SECURITY" means a mortgage of the Northborough Facility and a general security agreement creating a security interest in all of IDB Northborough's present and after acquired personal property, both granted by IDB Northborough.

                  "OBLIGATIONS" means all debt, principal, interest, Lender Expenses and other amounts owed to the Lender by any Company pursuant to the Loan Documents or any other agreement, whether absolute or contingent, due or to become due, now existing or hereafter arising, including any interest that accrues after the commencement of an Insolvency Proceeding and including any debt, liability, or obligation owing from any Company to others that the Lender may have obtained by assignment or otherwise.

                  "PANDEMIC CONTRACT" means the contract dated September 25, 2001 between Public Works and Government Services Canada and Shire BioChem Inc. assigned to and assumed by the Borrower bearing Contract No. E60PV-00VFLU\001\PV.

                  "PERMITTED LIENS" means the following:

                  (a) any Liens existing on the Closing Date and disclosed in Schedule "B" or arising under this Agreement or the other Loan Documents;

                  (b) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings and for which the Companies maintain adequate reserves;

                  (c)      Liens:

                           (i) upon or in any Equipment acquired or held by the Companies to secure the purchase price of such Equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such Equipment; or

                           (ii) existing on such Equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such Equipment;

                  (d) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in paragraphs (a) through
                           (c) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced does not increase;

                  (e) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 9.1(d) or 9.1(m);

                  (f) any security now or hereafter granted to Shire LLC over the Shire Collateral pursuant to the Shire Loan Agreement;

                  (g)      the TD Security;

                  (h) any Liens in respect of Cash and Cash Equivalents of up to Cdn $4.5 million used to secure letters of credit for the Sale and Leaseback Transactions and for the Companies' day-to-day business operations in the ordinary course;

                  (i) any Liens in respect of Cash and Cash Equivalents of up to US$20 million used to secure the Letter of Credit;

                  (j) any Liens now or hereafter created in favour of the Government of Canada or any agency thereof over, or in, any Government Collateral; and

                  (k) other Liens not described above arising in the ordinary course of business and not having or not reasonably likely to have a Material Adverse Effect,

                  provided that nothing herein shall subordinate any of the Security to any such Liens.

                  "PERMITTED REORGANIZATION" means the transaction scheduled to complete on or before December 31, 2004 pursuant to which:

                  (a) beneficial title to the Quebec City Facility and the Laval Facility will be transferred by the Borrower to IDB Vancouver;

                  (b) beneficial title to all other assets relating to the business in Quebec recently acquired by the Borrower from Shire BioChem Inc. will be transferred to IDB Quebec;

                  (c) certain assets relating to the Borrower's operations in Vancouver, British Columbia will be transferred to IDB Vancouver; and

                  (d) all outstanding shares of IDB Quebec will be transferred by the Borrower to IDB Vancouver;

                  provided that any Collateral so transferred shall continue to be charged by the Security and if such transaction occurs after the Closing Date, the Lender shall have received such confirmatory security and legal opinions as the Lender may reasonably require to preserve its security.

                  "PERSON" means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, firm, joint stock company, estate, entity or governmental agency.

                  "PIPELINE PRODUCTS" means the near-term and pipeline products more particularly described in Schedule "C" hereto purchased by the Borrower from Shire

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                  BioChem Inc., together with all other products and Intangibles
                  (as defined in the Act) developed with advances made pursuant to the Shire Loan Agreement and all products substituted therefor pursuant to the terms of the TPC Agreement (as defined in the Shire Loan Agreement), in all cases with all improvements, derivatives and modifications in respect thereof, but excluding any and all Flu Products.

                  "QUEBEC CITY FACILITY" means the 120,000 square foot influenza vaccine manufacturing facility and the fill/finish plant in St. Foy, Quebec that is being expanded to 200,000 square feet on land and premises owned by the Borrower having a civic address of 2323 Boulevard du Parc Technologique, City of Quebec, Borough Les Riveres, Province of Quebec, G1P 4R8, legally described as Lots 1,533,993 and 1,738,095, all on the Cadastre of Quebec, Registration Division of Quebec.

                  "QUEBEC CITY IMMOVABLE HYPOTHEC" means the Immovable Hypothec granted by the Borrower in favour of the Lender pursuant to
                  Section 3.1 mortgaging and charging all real property, including land, buildings, improvements and immovables, comprising the Quebec City Facility and any rents payable with respect to a lease or tenancy of such real property.

                  "RESPONSIBLE OFFICER" means each of the President, Chief Executive Officer, the Chief Operating Officer, and Vice-President Finance of each of the Companies.

                  "SALE AND LEASEBACK TRANSACTION" means a transaction with respect to either the Laval Facility or the Northborough Facility, pursuant to which the Borrower or IDB Northborough, as the case may be, sells and transfers such facility to any Person on an arm's-length basis for cash consideration and such Person leases such facility back to the Borrower or IDB Northborough, as the case may be.

                  "SAME DAY FUNDS" means:

                  (a) in the case of U.S. Dollars, U.S. Dollar funds settled through the New York Clearing House Interbank Payments System or such other funds for payment in U.S. Dollars as the Lender shall specify as being customary at the time for the settlement of international transactions in New York City of the type contemplated by this Agreement; and

                  (b) in the case of Canadian Dollars, immediately available funds in lawful money of Canada.

                  "SECURITIES" means, collectively, the Warrants and the Warrant Shares.

                  "SECURITY" means the Guarantees, the Security Agreements, the Immovable Hypothecs, the Northborough Security and all other present and future security from time to time held by or on behalf of the Lender from any Company or any other Person as security for the Obligations, but excluding any such security that has been released and discharged by the Lender pursuant to the terms hereof.

                  "SECURITY AGREEMENTS" means the GSAs, the IP Security Agreements and the Movable Hypothecs, and "SECURITY AGREEMENT" means any one of them.

                  "SHIRE COLLATERAL" means for so long as the Borrower remains indebted under the Shire Loan Agreement:

                  (a) all present and future Intellectual Property Rights, all product registrations and regulatory approvals in respect of the research, development, clinical testing, manufacture, promotion and sale of any Pipeline Products, all claims arising from and all rights, title and interest of the Borrower in all contracts of sale, distribution, manufacture, use and licence of any of the Pipeline Products and all proceeds of any of the foregoing including, without limitation, the property, rights and assets listed in Schedule "D" hereto; and

                  (b) all goods, securities, instruments, documents of title, chattel paper, intangibles and money of any of the Companies acquired or developed by such Companies with funds advanced to the Borrower by Shire LLC and used for purposes not permitted by the Shire Loan Agreement;

                  but excluding all Lender Priority Collateral. For the purpose of this definition, the term Intellectual Property Rights means the intellectual property rights in the Pipeline Products, including, without limitation, those more particularly described in Schedule "D" hereto, all continuations, continuations in parts, divisionals and re-issuances in respect thereof, all intellectual property generated from or arising out of the Pipeline Products and all intellectual property in all other products or intangibles substituted therefor, and in all cases with all improvements, derivatives, substitutions and modifications in respect thereof but excluding all Lender Priority Collateral.

                  "SHIRE ESCROW FUNDS" means the sum of US $30 million held by Computershare Trust Company of Canada and interest therein in connection with the Shire acquisition by the Borrower so long as such funds are so held by Computershare Trust Company of Canada or any replacement escrow agent.

                  "SHIRE LOAN AGREEMENT" means the Loan Facility Agreement between the Borrower and Shire LLC dated as of September 9, 2004.

                  "SHIRE SUBSCRIPTION RECEIPTS" means the 4,931,864 subscription receipts issued by the Borrower to Shire BioChem Inc. with a deemed value of US $60 million.

                  "SUBORDINATED DEBT" means any debt incurred by the Companies that is subordinated to the debt owing by the Companies to the Lender on terms acceptable to the Lender, acting reasonably (and identified in writing as being such by the Companies and the Lender).

                  "SUBSIDIARY" means any corporation, Company or partnership in which:

                  (a)      any general partnership interest; or

                  (b) more than 50% of the stock or other units of ownership which by the terms thereof has the ordinary voting power to elect the Board of Directors, managers or trustees of the entity, at the time as of which any determination is being made, is owned by a Company, either directly or through an Affiliate.

                  "SUB-PARTICIPANT" has the meaning given by Section 11.3.

                  "SUB-PARTICIPATION" has the meaning given by Section 11.3.

                  "TD SECURITY" means security granted by the Borrower in favour of The Toronto-Dominion Bank charging deposits, instruments, treasury bills, bankers' acceptances, guaranteed investment certificates, term deposits, stocks, bonds, documents of title, bills of exchange and promissory notes, both present and after-acquired, up to an aggregate face value of CDN $20,400,920.

                  "TANGIBLE NET WORTH" means, at any time, total assets plus any Subordinated Debt, less total liabilities, determined for the Companies on a consolidated basis all in accordance with GAAP.

                  "TAXES" means all present and future taxes, levies, imposts, deductions, charges, and withholdings whatsoever together with interest thereon and penalties with respect thereto, if any, and any payments made on or in respect thereof, but shall not include franchise taxes, branch profits taxes and taxes imposed on or measured by a Lender's income or receipts or minimum tax in lieu thereof, taxes imposed on or measured by a Lender's capital, federal large corporations tax levied or assessed against a Lender or other taxes of general application levied or assessed against a Lender and interest thereon and penalties with respect thereto.

                  "TRADEMARKS" has the meaning given by the IP Security Agreements.

                  "U.S. DOLLARS" and "US $" means the lawful currency for the time being of the United States of America.

                  "U.S. SECURITIES ACT" means the UNITED STATES SECURITIES ACT OF 1933, as amended.

                  "WARRANT SHARES" means the common shares of the Borrower issued upon exercise of the Warrants.

                  "WARRANTS" means share warrants to be issued to such Persons as the Lender may direct (subject to Section 6.2), substantially in the form attached hereto as Schedule "A", entitling such Persons to purchase in the aggregate 1,200,000 common shares of the Borrower expiring two years after Closing priced upon the weighted average closing price of the Borrower's common shares on the NASDAQ National Market exchange for the 20 trading days ending and including December 17, 2004.

1.2               ACCOUNTING TERMS
                  All accounting terms not specifically defined herein shall be construed in accordance with GAAP and all calculations made hereunder shall be made in accordance with GAAP. When used herein, the terms "financial statements" shall include the notes and schedules thereto.

1.3               CURRENCY
                  All references to currency in this Agreement and in the other Loan Documents are references to U.S. Dollars unless otherwise stated.

1.4               SCHEDULES
                  The following are the Schedules to this Agreement:

                  Schedule "A"           --       Form of Warrant
                  Schedule "B"           --       Disclosure
                  Schedule "C"           --       Pipeline Products
                  Schedule "D"           --       Pipeline Products Intellectual
                                                  Property Rights

1.5               KNOWLEDGE
                  Any reference to "the knowledge" of the Companies or to "the Borrower's best knowledge" or that the Companies are "not aware" means that no information has come to the attention of any Responsible Officer of the Borrower which would after due inquiry give any of them actual knowledge of or reasonable grounds to suspect facts contrary to the existence or absence of the facts indicated.

2.0               LOAN AND TERMS OF PAYMENT
2.1               AMOUNT AND PURPOSE OF LOAN
                  Subject to the terms and conditions hereof, the Lender will lend to the Borrower the principal amount of US $60,600,000 (the "Loan") by way of a single advance on the Closing Date to be used by the Borrower for the purpose of repurchasing the Shire Subscription Receipts and for payment of the Commitment Fee and withholding tax thereon.

2.2               INTEREST
                  The outstanding balance of the Loan shall bear interest at the rate of 8% per annum (the "Loan Rate"). Interest at the Loan Rate shall accrue from the date of advance of the Loan and shall be calculated and compounded monthly, not in advance on the last day of each month commencing January 31, 2005, based upon the outstanding daily balance of the Loan, and interest on arrears of interest will be calculated at the same rate and in the same manner. All accrued and unpaid interest, including compound interest, will be paid quarterly on the last day of March, June, September and December commencing March 31, 2005.

2.3               MATURITY
                  The principal balance of the Loan together with all accrued and unpaid interest thereon and all other outstanding Obligations hereunder shall become due and be paid in full on the Maturity Date.

2.4               PREPAYMENT
2.4.1 The Borrower may upon three Business Days' written notice to the Lender, at any time prepay all or any part of the Loan, without penalty or bonus, except as set out in this Section 2.4.1, by paying to the Lender such amounts which the Borrower wishes to prepay together with accrued and unpaid interest, if any, on such amount being paid to the date of prepayment. If the Borrower prepays all or any portion of the Loan during the first three months following the date of advance of the Loan, the Borrower shall pay to the Lender an amount equal to three months' interest on the amount prepaid less an amount equal to the interest paid to date on the amount prepaid.

2.4.2 If at any time prior to the Maturity Date, the Borrower completes a debt or equity financing with net proceeds to the Borrower of more than US $15 million, other than a Sale and Leaseback Transaction, the Borrower shall use such net proceeds to repay outstanding principal and interest under the Loan to the full extent of such net proceeds or to such extent as is required to repay the full amount of outstanding principal and interest under the Loan.

2.5               PLACE AND TIME
2.5.1 All payments of principal and interest to be made hereunder in respect of the Loan shall be made to the Lender in immediately available U.S. Dollars by wire transfer not later than 11:00 a.m. (Vancouver time) on the day in question to the following account:

                  HSBC
                  885 WEST GEORGIA STREET
                  VANCOUVER, B.C.
                  CANADA
                  BANK NUMBER:                    016
                  BRANCH NUMBER:                  10020
                  SWIFT CODE:                     HKBCCATT8V

                  ACCT NAME: SECOND CITY CAPITAL CORPORATION
                  US $ ACCT NUMBER:               020-715439-070

2.5.2 If the due date of any payment under this Agreement or any of the Loan Documents would otherwise fall on a day that is not a Business Day, such date shall be extended to the next succeeding Business Day, and interest shall be payable for any principal so extended for the period of such extension.

2.6               INTEREST ACT (CANADA)

                  For the purpose of the INTEREST ACT (Canada), the yearly rate of interest to which interest calculated on the basis of a year of 360, 365 or 366 days, as the case may be, is equivalent to the rate of interest determined as herein provided multiplied by the number of days in such year and divided by 360, 365 or 366, as the case may be.

2.7               MAXIMUM INTEREST RATE
                  Notwithstanding any provisions of this Agreement, in no event shall the aggregate "interest" (as defined in Section 347 of the CRIMINAL CODE (Canada)) payable under the Loan Documents exceed the effective annual rate of interest on the "credit advanced" (as defined in Section 347 of the CRIMINAL CODE (Canada)) under this Agreement lawfully permitted by that Section and, if any payment, collection or demand pursuant to this Agreement in respect of "interest" (as defined in Section 347 of the CRIMINAL CODE (Canada)) is determined to be contrary to the provisions of that Section, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Borrower and the Lender and the amount of such payment or collection shall be refunded to the Borrower. For the purposes of this Section 2.7 the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the relevant term and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender will be PRIMA FACIE evidence of such rate.

2.8               CREDITING PAYMENTS
                  Prior to the occurrence of an Event of Default, the Lender shall credit a wire transfer of funds, cheque or other item of payment to such deposit account or Obligation as the Borrower specifies. After the occurrence of an Event of Default, the receipt by the Lender of any wire transfer of funds, cheque, or other item of payment shall be immediately applied to conditionally reduce Obligations, but shall not be considered a payment on account unless such payment is of immediately available funds or unless and until such cheque or other item of payment is honored when presented for payment.

2.9               FEES AND EXPENSES
                  The Borrower shall pay to the Lender the following:

         (a) COMMITMENT FEE. Upon Closing, a commitment fee (the "Commitment Fee") which shall be fully earned and non-refundable, equal to US $600,000 payable:

                  (i) if the Borrower shall have received, prior to the Closing, confirmation from Canada Revenue Agency of the applicable withholding tax rate, in cash as to the amount of withholding required at the confirmed rate which amount shall be withheld and remitted by the Borrower with the balance of the Commitment Fee deducted from the advance of the Loan; or

                  (ii) if the Borrower shall not have received, prior to Closing, confirmation from Canada Revenue Agency of the applicable withholding tax rate, in cash as to the amount of withholding on the assumption that the withholding tax is at a rate of [REDACTED]%, which amount shall be withheld and remitted by the Borrower and the balance of the Commitment Fee shall be deducted from the advance of the Loan and if the Borrower shall not have received, prior to the Borrower making the first payment of principal or interest under the Loan, confirmation from the Canada Revenue Agency of the withholding tax rate applicable to the Commitment Fee, the Borrower shall withhold from the first payment of principal and interest and remit an amount equal to the amount payable under the maximum withholding rate less the amount previously remitted by the Borrower and such withholding and remittance shall effect payment of principal or interest as the case may be to the extent of such remittance. If the Borrower shall receive confirmation as to the applicable withholding rate prior to making the first payment of principal and interest and the confirmation indicates that additional amounts should have been withheld and remitted, the Borrower shall pay such additional amounts and those amounts shall be set off against payments of principal and interests under the Loan as directed by the Borrower.

         (b) PAYMENT OF COMMITMENT FEE ON FRUSTRATION OF CLOSING. The Commitment Fee shall be fully earned by the Lender and payable by the Borrower to the Lender on the Business Day following the Closing Date in cash net of any withholding tax provided for in Section 2.9(a) if the Lender is ready, willing and able to advance the Loan on the Closing Date and:

                  (i) the Closing does not occur due to default of any of the Companies; or

                  (ii) the Closing does not occur due to the failure or refusal by Shire BioChem Inc. to accept the repurchase and redemption of the Shire Subscription Receipts.

         (c) LENDER EXPENSES. Upon Closing, all Lender Expenses incurred through the Closing Date and, after the Closing Date, all Lender Expenses as and when they become due.

2.10              ADDITIONAL COSTS
                  In case any law, regulation, treaty or official directive or the interpretation or application thereof by any court or any governmental authority charged with the administration thereof or the compliance with any guideline or request of any central bank or other governmental authority (whether or not having the force of law):

         (a) subjects the Lender to any Tax, other than withholding tax, with respect to payments of principal or interest or any other amounts payable hereunder by the Borrower or otherwise with respect to the transactions contemplated hereby;

         (b) imposes, modifies or deems applicable any deposit insurance, reserve, special deposit or similar requirement against assets held by, or deposits in or for the account of, or loans by, the Lender; or

         (c) imposes upon the Lender any other condition with respect to its performance under this Agreement,

and the result of any of the foregoing is to increase the cost to the Lender, reduce the income receivable by the Lender or impose any expense upon the Lender with respect to the Obligations, the Lender shall notify the Borrower thereof. Upon receipt of such notice, the Borrower shall have the right to prepay, in whole or in part, amounts owing to such Lender without notice, bonus or penalty. The Borrower agrees to pay to the Lender the amount of such increase in cost, reduction in income or additional expense as and when such cost, reduction or expense is incurred or determined, upon presentation by the Lender of a statement of the amount and setting forth the Lender's calculation thereof, all in reasonable detail, which statement shall be deemed true and correct absent manifest error.

2.11              NET PAYMENTS
2.11.1 All payments to be made by the Borrower hereunder shall be made:

         (a) without set-off or counterclaim except with respect to withholding tax as provided in Section 2.9; and

         (b) free and clear of and without deduction for or on account of all Taxes unless the Borrower is compelled by law to make payment subject to such Taxes.

2.11.2 All Taxes in respect of matters relating to or arising out of this Agreement and any amounts paid or payable hereunder shall be paid by the Borrower when due and in any event prior to the date on which penalties attach thereto. The Borrower will indemnify each Lender in respect of all such Taxes, save and except for any withholding taxes that the Borrower is required by law to withhold. In addition, if any Taxes or amounts in respect thereof must be deducted or withheld from any amounts payable or paid by the Borrower hereunder, the Borrower shall remit such payments when due to the applicable tax authority.

2.11.3 The Borrower shall deliver to the Lender evidence satisfactory to the Lender (including all relevant Tax receipts) that each payment by the Borrower hereunder of Tax, including withholding taxes, or in respect of Taxes in respect of matters relating to or arising out of this Agreement or any amount paid or payable hereunder, has been duly remitted to the appropriate authority, within 10 days of receipt of a written request by the Lender to do so.

2.11.4            [REDACTED].

2.12              CURRENCY INDEMNITY
2.12.1            INDEMNITY
                  If:

         (a) any amount payable under, or in connection with any matter relating to or arising out of, the Loan Documents is received by the Lender in a currency (the "Payment Currency") other than that agreed to be payable hereunder or thereunder (the "Agreed Currency"), whether voluntarily or pursuant to an order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceedings or otherwise; and

         (b) the amount so produced by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency;

         then:

         (c) the amount so received shall constitute a discharge of the liability of the Companies under or in connection any of the Loan Documents only to the extent of the amount received following the conversion described in Section 2.12.1(b); and

         (d) the Companies shall indemnify and save the Lender harmless from and against such deficiency and any loss or damage arising as a result thereof.

Any conversion pursuant to this Section 2.12 shall be made at the Bank of Canada's noon spot rate, for the day on which such funds are received, for the purchase of the Agreed Currency with the Payment Currency. The Companies shall in addition pay the costs of such conversion.

2.12.2            INDEPENDENT OBLIGATION
                  The indemnity set out in Section 2.12.1:

         (a) is an obligation of the Companies which is separate and independent from all other obligations of the Companies under any of the Loan Documents;

         (b)      gives rise to a separate and independent cause of action;

         (c) applies irrespective of any indulgence granted by or on behalf of the Lender; and

         (d) continues in full force and effect notwithstanding, and does not merge with, any order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceeding or otherwise as to any amount due under this Agreement and the Loan Documents or in connection herewith or therewith.

3.0               CONDITIONS OF LOAN
3.1               DELIVERY OF SECURITY
                  The obligation of the Lender to advance the Loan is subject to the condition precedent that the Lender shall have received, in form and substance satisfactory to the Lender, acting reasonably, the following:

         (a)      this Agreement, duly executed by the Companies;

         (b)      the Guarantees, duly executed by each of the Guarantors;

         (c) the GSAs, duly executed by each of the Borrower, IDB Quebec and IDB Vancouver;

         (d) the IP Security Agreements, duly executed by each of the Borrower, IDB Quebec and IDB Vancouver;

         (e) the Movable Hypothecs, duly executed by each of the Borrower, IDB Quebec and IDB Vancouver;

         (f) the Immovable Hypothecs, duly executed by the Borrower with respect to the Quebec City Facility and the Laval Facility;

         (g) the Northborough Security, duly executed by IDB Northborough with respect to the Northborough Facility;

         (h)      the Letter of Credit;

         (i) a certificate of an officer of each Company with respect to incumbency and resolutions authorizing the execution and delivery of this Agreement; and

         (j) a certificate of insurance confirming the existence of insurance coverage in accordance with the provisions of
                  Section 7.6.

3.2               WARRANTS
                  The obligation of the Lender to advance the Loan is subject to the following additional conditions that, at Closing:

         (a) the Borrower shall have duly issued the Warrants to such Persons as the Lender may direct substantially in the form of the warrant attached hereto as Schedule "A";

         (b) the creation, execution and delivery of the Warrants shall have been duly authorized by all necessary resolutions of the board of directors of the Borrower;

         (c) the common shares of the Borrower issuable upon the exercise of the Warrants shall have been duly authorized and allotted for issuance as fully paid and non-assessable shares upon the exercise of the Warrants;

         (d) all necessary approvals of the Toronto Stock Exchange with respect to the issuance of the Warrants and the underlying common shares shall have been obtained on a basis acceptable to the Lender, acting reasonably; and

         (e) the Borrower, Lender and the Initial Participants shall have entered into a registration rights agreement in form acceptable to the Lender, acting reasonably, providing such Lender with piggyback (not demand) registration rights relating to the common shares issuable on the exercise of the Warrants with such rights arising only on a prospectus qualified sale of shares by the Borrower during any statutory hold period applicable to such common shares and subject to any limitations imposed by underwriters.

3.3               ADDITIONAL CONDITIONS PRECEDENT
                  The obligation of the Lender to advance the Loan is subject to the following additional conditions that, on the date thereof:

         (a) provision shall have been made for repurchase of the Shire Subscription Receipts by way of a direction by the Borrower to the Lender to pay US $60 million of the Loan proceeds to Shire BioChem Inc. against delivery of the Shire Subscription Receipts or such other manner as maybe acceptable to the Lender acting reasonably;

         (b)      the Commitment Fee shall have been paid in accordance with
                  Section 2.9(a);

         (c) all Lender Expenses payable on the Closing Date shall have been paid by the Borrower (with respect to legal fees, disbursements and taxes thereon constituting Lender Expenses payment shall have been made by unconditional delivery of a certified cheque of the Borrower, trust cheque of Borden Ladner Gervais LLP, or bank draft payable to Fraser Milner Casgrain LLP);

         (d) no event that constitutes or with notice or lapse of time or both would constitute an Event of Default shall have occurred and be continuing;

         (e) the representations and warranties contained in Section 5.0 shall be true and correct in all material respects;

         (f)      no Material Adverse Effect has occurred since September 30,
                  2004;

         (g) subject to Section 4.2, all registrations in connection with the Loan Documents and the IP Security Agreements (excluding any registrations with patent, trademark or other federal intellectual property registries), shall have been made on a basis acceptable to the Lender, acting reasonably;

         (h) all governmental, regulatory and judicial approvals required in connection with this Agreement and the Loan Documents shall have been obtained on a basis acceptable to the Lender, acting reasonably; and

         (i) the Lender shall have received favourable legal opinions from counsel to the Companies in form and substance satisfactory to the Lender and the Lender's counsel, acting reasonably.

3.4               BEST EFFORTS
                  The Lender and the Companies agree to use their respective best efforts to satisfy the conditions precedent set forth herein and to complete the transactions contemplated herein on or before the Closing Date.

4.0               SECURITY
4.1               LOAN DOCUMENTS
                  Repayment and performance of all Obligations of the Companies to the Lender hereunder will be secured by the Loan Documents and the Letter of Credit.

4.2               SALE AND LEASEBACK TRANSACTIONS
                  The Lender agrees that the Laval Immovable Hypothec and the Northborough Security shall be held by the Lender unregistered, and in the case of the Laval Immovable Hypothec unexecuted by the Lender, pending completion of Sale and Leaseback Transactions with respect to the Laval Facility and the Northborough Facility. If a Sale and Leaseback Transaction with ARE-MA Region No. 14, LLC or its assigns for the Northborough Facility is completed within 60 days after the Closing Date, substantially on the terms provided to the Lender, including receipt by the Borrower from the purchaser or through one of the Borrower's Subsidiaries of net cash proceeds of not less than US $18,000,000, the Lender shall surrender, release and discharge the Northborough Security, concurrent with the completion of such Sale and Leaseback Transaction provided that no event has occurred and is continuing which constitutes or with notice or lapse of time or both would constitute an Event of Default. If a Sale and Leaseback Transaction with respect to the Laval Facility completes within 60 days after the Closing Date and the Borrower is in receipt of net cash proceeds of not less than CDN $20,000,000 on or before such date, the Lender shall surrender the Laval Immovable Hypothec to the Borrower unused and unregistered. If such a Sale and Leaseback Transaction has not completed with respect to the Northborough Facility or the Laval Facility and the minimum net cash sales proceeds received by the Borrower within 60 days of the Closing Date, or upon the occurrence of an Event of Default then:

         (a) the mortgages, charges and hypothecs created by the Northborough Security and the Laval Immovable Hypothec shall immediately become effective; and

         (b) the Lender shall be at liberty to execute the Laval Immovable Hypothec and to register and record the Laval Immovable Hypothec and the Northborough Security.

Notwithstanding the non-registration or non-recording of the Northborough Security, such security shall be effective and in full force and effect immediately upon its execution and delivery. The Lender acknowledges that the Northborough Security and Laval Immovable Hypothec shall, notwithstanding the execution and delivery thereof, not be effective except when and as provided herein. If the Northborough Security or the Laval Immovable Hypothec is registered or recorded in accordance with this Section 4.2, and a Sale and Leaseback Transaction is subsequently completed with respect to either facility, the Lender agrees to release its security with respect to such facility concurrently with the receipt by the Borrower of the minimum net cash proceeds specified herein. If the Northborough Security is registered pursuant to this

Section 4.2, the Borrower shall at its cost promptly deliver to the Lender a mortgagee title insurance policy in form and substance acceptable to the Lender, acting reasonably.

4.3               DELIVERY OF ADDITIONAL DOCUMENTATION REQUIRED
                  The Companies shall from time to time execute and deliver to the Lender, at the request of the Lender, all Negotiable Collateral, all financing statements and other documents that the Lender may reasonably request, in form satisfactory to the Lender, acting reasonably, to perfect and continue the perfection of the Lender's security interests in the Collateral and in order to fully consummate all of the transactions contemplated under the Loan Documents.

4.4               CONFLICT WITH SECURITY
                  Notwithstanding that any of the Security may be expressed to be payable upon demand, the Lender will not make demand under the Security in respect of the Obligations unless an Event of Default has occurred. Further, if there is any conflict or inconsistency between the provisions of this Agreement and those of any of the Security then the provisions of this Agreement shall prevail. Any omission in this Agreement of any term or condition contained in the Security shall not be considered a conflict or inconsistency.

4.5               SECURITY EXCLUSIONS
                  The Lender agrees that the GSAs, the Movable Hypothecs and the IP Security Agreements shall contain a provision that the security created thereby shall not extend to,

         (a)      the Shire Collateral;

         (b)      Government Collateral; or

         (c) any contract, agreement, right, franchise, licence, lease or permit (each a "contractual right") to which the debtor is a party or of which the debtor has the benefit, to the extent that the creation and granting of the security would constitute a breach of the terms of or permit any Person to terminate one or more contractual rights, and pursuant to which the debtor covenants and agrees to hold its interest therein, in trust for the Lender and to specifically assign such contractual rights to the Lender forthwith upon obtaining the consent of the other party thereto.

4.6               LETTER OF CREDIT
                  The Lender covenants and agrees with the Borrower not to draw on the Letter of Credit unless:

         (a)      there occurs an Event of Default; or

         (b) the Letter of Credit is not, at least 30 days prior to its stated expiry date, renewed or replaced with a letter of credit having the same terms except with respect to expiry which shall be not less than one year after delivery to the Lender.

4.7               RELEASE UPON PAYMENT
                  Upon payment in full by the Borrower of the Obligations, the Lender shall, at the expense of the Borrower, execute and deliver such discharges, releases and other documents as may reasonably be required to release and discharge the Security and the Lender shall surrender the Letter of Credit to the Borrower subject to any drawdowns on the Letter of Credit previously made by the Lender in accordance with this Agreement.

5.0               REPRESENTATIONS AND WARRANTIES
                  The Companies jointly and severally represent and warrant as follows:

5.1               DUE ORGANIZATION AND QUALIFICATION
                  Each Company is a corporation duly existing under the laws of its jurisdiction of incorporation and qualified and licensed to do business in any province or state in which the conduct of its business or its ownership of property requires that it be so qualified, except where the failure to do so would not reasonably be expected to cause a Material Adverse Effect.

5.2               DUE AUTHORIZATION; NO CONFLICT
                  The execution, delivery, and performance of the Loan Documents and the Warrants are within the Companies' powers, will have been duly authorized on or prior to the Closing Date, and are not in conflict with nor constitute a breach of any provision contained in the Companies' constating documents, nor will they constitute an event of default under any material agreement to which a Company is a party or by which a Company is bound. No Company is in default under any material agreement to which it is a party or by which it is bound, except where such default would not reasonably be expected to have a Material Adverse Effect.

5.3               COLLATERAL
                  The Companies have rights in or the power to transfer the Collateral, and its title to the Collateral is free and clear of Liens, adverse claims, and restrictions on transfer or pledge except for Permitted Liens. All Collateral is located solely in the Collateral Jurisdictions. The Companies have not received notice of actual or imminent Insolvency Proceeding of any account debtor whose Accounts exceed $500,000 in the 2004 calendar year. All Inventory is in all material respects of good and merchantable quality, free from all material defects, except for Inventory for which adequate reserves have been made.

5.4               INTELLECTUAL PROPERTY
                  Except as disclosed in Schedule "B", to the best of the Companies' knowledge, the Borrower, IDB Quebec, IDB Vancouver and IDB Northborough are the sole owners of the Intellectual Property Collateral, except for licences granted by them in the ordinary course of business. Except as disclosed in Schedule "B", to the best of the Companies' knowledge, the Intellectual Property Collateral is valid and enforceable, and no part of the Intellectual Property Collateral has been judged invalid or unenforceable, in whole or in part, and no claim has been made that any part of the Intellectual Property Collateral violates the rights of any third party, except to the extent such claim would not reasonably be expected to cause a Material Adverse Effect.

5.5               NAME; LOCATION OF CHIEF EXECUTIVE OFFICE
                  Except as disclosed in Schedule "B", no Company has carried on business under any name other than that specified on the signature page hereof. The chief executive office of each Company is located at Vancouver, British Columbia. All material Inventory and material Equipment is located only in the Collateral Jurisdictions.

5.6               LITIGATION
                  There are no actions or proceedings pending by or against any Company or any Subsidiary before any court or administrative agency in which an adverse decision could have a Material Adverse Effect.

5.7               NO MATERIAL ADVERSE CHANGE IN FINANCIAL STATEMENTS
                  All of the consolidated financial statements of the Borrower that have been publicly filed in accordance with applicable securities laws fairly present in all material respects the Borrower's consolidated financial condition as of the date thereof and the Borrower's consolidated results of operations for the period then ended. There has not been a material adverse change in the consolidated financial condition of the Borrower since the date of the most recent of such financial statements publicly filed.

5.8               SOLVENCY, PAYMENT OF DEBTS
                  Each Company is able to pay its debts (including trade debts) as they mature; the fair saleable value of each Companies' assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities; and each Company is not left with unreasonably small capital after the transactions contemplated by this Agreement.

5.9               REGULATORY COMPLIANCE
                  The Companies have not violated any statutes, laws, ordinances or rules applicable to them, except where such violation would not reasonably be expected to have a Material Adverse Effect.

5.10              ENVIRONMENTAL CONDITION
                  None of the Companies' or any Subsidiary's properties or assets has ever been used by a Company or any Subsidiary or, to the best of the Companies' knowledge, by previous owners or operators, in the disposal of, or to produce, store, handle, treat, release, or transport, any hazardous waste or hazardous substance other than in accordance with applicable law or in circumstances which could not reasonably be expected to have a Material Adverse Effect; to the best of the Companies' knowledge, none of the Companies' properties or assets has ever been designated or identified in any manner pursuant to any environmental protection statute as a hazardous waste or hazardous substance disposal site, or a candidate for closure pursuant to any environmental protection statute; to the best of the Companies' knowledge, no Lien arising under any environmental protection statute has attached to any revenues or to any real or personal property owned by a Company or any Subsidiary that could reasonably be expected to result in a Material Adverse Effect; and neither the Companies nor any Subsidiary has received a summons, citation, notice, or directive from any federal, provincial, state or other governmental agency concerning any action or omission by a Company or any Subsidiary resulting in the releasing, or otherwise disposing of hazardous waste or hazardous substances into the environment, the prosecution of which could reasonably be expected to result in a Material Adverse Effect.

5.11              TAXES
                  The Companies and each Subsidiary have filed or caused to be filed all tax returns required to be filed, and have paid, or have made adequate provision for the payment of, all taxes reflected therein.

5.12              GOVERNMENT CONSENTS
                  Each Company and each Subsidiary has obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all governmental authorities that are necessary for the continued operation of each Company's or Subsidiary's business as currently conducted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

5.13              FULL DISCLOSURE
                  No representation, warranty or other statement made by a Company in any certificate or written statement furnished to the Lender taken together with all such certificates and written statements furnished to the Lender contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such certificates or statements not misleading; it being recognized by the Lender that the projections and forecasts provided by a Company in good faith and based upon reasonable assumptions are not to be viewed as facts and that actual results during the period or periods covered by any such projections and forecasts may differ from the projected or forecasted results.

6.0               REPRESENTATIONS AND WARRANTIES OF LENDER
6.1               The Lender hereby represents and warrants that:

         (a) the execution, delivery, and performance of the Loan Agreement are within its powers, have been duly authorized by all necessary corporate or other action, and are not in conflict with nor constitute a breach of any provision contained in its constating documents;

         (b) it is not a resident of the Province of British Columbia or any other jurisdiction in Canada;

         (c)      it has been advised by the Borrower that:

                  (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

                  (ii) there is no government or other insurance covering the Securities;

                  (iii) there are risks associated with the purchase of the Securities;

                  (iv) there are restrictions on the Lender's ability to resell the Securities and it is the responsibility of the Lender to find out what those restrictions are and to comply with them before selling the Securities; and

                  (v) the Borrower is relying on an exemption from the requirements to provide the Lender with a prospectus and to sell the Securities through a person registered to sell securities under the SECURITIES ACT (British Columbia) and, as a consequence of acquiring the Securities pursuant to this exemption, certain protections, rights and remedies provided by the SECURITIES ACT (British Columbia), including statutory rights of rescission or damages, will not be available to the Lender;

         (d) it understands that the Securities offered and sold hereunder are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and that none of the Securities have been have been registered under the U.S. Securities Act, or any applicable state securities laws, and that if it decides to offer, sell, pledge or otherwise transfer the Securities without such Securities being registered under the U.S. Securities Act, such Securities may be offered, sold, pledged or otherwise transferred only:

                  (i)      to the Borrower;

                  (ii) outside the United States in an offshore transaction in compliance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

                  (iii) inside the United States in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, after providing an opinion of counsel of recognized standing reasonably satisfactory to the Borrower to that effect;

         (e) it consents to the Borrower making a notation on its records or giving instructions to any transfer agent of the Securities to implement the restrictions on transfer set forth and described herein;

         (f) it understands that the offer and sale of the Securities hereunder will be made in reliance on the exemption from registration available to the Borrower for offers and sales to "accredited investors," as defined in Rule 501(a) of Regulation D under the U.S. Securities Act ("Accredited Investors");

         (g) it is an Accredited Investor and it is acquiring the Securities for its own account or for the account of one or more Accredited Investors with respect to which it is exercising sole investment discretion, and not on behalf of any other person, and without a view to any resale, distribution or other disposition of the Securities;

         (h) it has not purchased the Securities as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

         (i) it understands that until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Securities issued hereunder (as well as all certificates issued in exchange for or in substitution of any Securities) will bear a legend in substantially the following form:

                           "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SECURITIES REPRESENTED HEREBY, AGREES FOR THE BENEFIT OF ID BIOMEDICAL CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO ID BIOMEDICAL CORPORATION; (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) INSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO ID BIOMEDICAL CORPORATION TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS OF STOCK EXCHANGES IN CANADA. IF THE SECURITIES REPRESENTED HEREBY ARE SOLD AT THE TIME ID BIOMEDICAL CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE, BEARING NO LEGEND MAY BE OBTAINED FROM ID BIOMEDICAL CORPORATION'S TRANSFER AGENT AND REGISTRAR UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM REASONABLY SATISFACTORY TO ID BIOMEDICAL CORPORATION'S TRANSFER AGENT AND ID BIOMEDICAL CORPORATION, TO THE EFFECT THAT THE SALE IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

         (j) it understands that until such time as is no longer required under applicable requirements of Canadian securities laws, all certificates representing the Securities issued hereunder (as well as all certificates issued in exchange for or in substitution of any Securities) will also bear a legend in substantially the following form:

                           "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE o , 2005.";

         (k) it understands that except as expressly set forth in the registration rights agreement described in Section 3.2(e) of this Loan Agreement, the Borrower is not obligated to file with the United States Securities and Exchange Commission or with any state securities commission any registration statement in respect of resales of the Securities in the United States;

         (l)      it has been afforded the opportunity:

                  (i) to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Borrower concerning the terms and conditions of the offer and sale of the Securities hereunder; and

                  (ii) to obtain such additional information which the Borrower possesses or can acquire without unreasonable effort or expense that it considered necessary in connection with its decision to invest in the Securities;

         (m) it alone, or with the assistance of professional advisors, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Securities and is able, without impairing its financial condition, to hold such securities for an indefinite period of time and to bear the economic risks of, and withstand a complete loss of, such investment;

         (n) it acknowledges that purchasing, holding and disposing of the Securities may have tax consequences under the laws of both Canada and the United States, that it shall be solely responsible for determining the tax consequences applicable to its particular circumstances and that it has been advised by the Borrower to consult its own tax advisors concerning investment in the Securities; and

         (o) it understands and acknowledges that it is making the representations and warranties contained herein with the intent that they may be relied upon by the Borrower in determining its eligibility to purchase the Securities.

6.2 The Lender agrees that, as a condition precedent to exercising its right to direct the Borrower to issue Warrants to any Person, the Lender shall provide the Borrower with a certificate signed by such Person, in form and content acceptable to the Borrower, acting reasonably, confirming that such Person is either:

         (a) making the same representations and warranties as the Lender is making in Sections 6.1(b) through (o) above; or

         (b) making such other representations and warranties as are reasonably required by the Borrower to ensure that the issuance of any Securities to such Person is exempt from all prospectus, registration or similar requirements of applicable securities laws and regulations.

7.0               AFFIRMATIVE COVENANTS
                  The Companies covenant and agree that, until payment in full of all outstanding Obligations, the Companies shall do all of the following:

7.1               GOOD STANDING
                  Each Company shall maintain its and each Subsidiary's corporate existence and good standing in its jurisdiction of incorporation and maintain qualification in each jurisdiction in which it is required under applicable law unless the failure to so maintain would not reasonably be expected to result in a Material Adverse Effect. Each Company shall maintain, and shall cause each Subsidiary to maintain, in force all licences, approvals and agreements, the loss of which could have a Material Adverse Effect.

7.2               GOVERNMENT COMPLIANCE
                  Each Company shall comply, and shall cause each Subsidiary to comply, with all statutes, laws, ordinances and government rules and regulations to which it is subject, non-compliance with which could have a Material Adverse Effect.

7.3               FINANCIAL STATEMENTS, REPORTS, CERTIFICATES
7.3.1             The Companies shall deliver to the Lender:

         (a) copies of all annual audited consolidated financial statements of the Borrower in the form filed with Canadian securities regulatory authorities under applicable law, as soon as possible after the filing thereof;

         (b) copies of all interim unaudited consolidated financial statements of the Borrower in the form filed with Canadian securities regulatory authorities under applicable law, as soon as possible after the filing thereof; and

         (c) as soon as possible after receipt of notice thereof, a report of any legal actions pending or threatened against the Companies or any Subsidiary that could result in damages or costs to the Companies or any Subsidiary of $500,000 or more.

7.3.2 As soon as possible and in any event within three days after becoming aware of the occurrence or existence of an Event of Default hereunder, a written statement of a Responsible Officer setting forth details of the Event of Default, and the action which the Companies have taken or proposes to take with respect thereto.

7.3.3 The Lender shall have a right from time to time hereafter, exercisable on reasonable notice, to inspect the Companies' Accounts and appraise Collateral at the Companies' expense, provided that such audits will be conducted no more often than every six months unless an Event of Default has occurred and is continuing.

7.4               INVENTORY; RETURNS
                  The Companies shall keep all Inventory in good and marketable condition, free from all material defects except for Inventory for which adequate reserves have been made. Returns and allowances, if any, as between the Companies and their customers shall be on the same basis and in accordance with the usual customary practices of the Companies, as they exist at the time of the execution and delivery of this Agreement or shall be on any basis agreed to in any agreement with an arm's-length party.

7.5               TAXES
                  The Companies shall make, and shall cause each Subsidiary to make, due and timely payment or deposit of all material federal, provincial, state and local taxes, assessments, or contributions required of it by law, and will execute and deliver to the Lender, on demand, appropriate certificates attesting to the payment or deposit thereof; and the Companies will make, and will cause each Subsidiary to make, timely payment or deposit of all material tax payments and withholding taxes required of it by applicable laws, including, but not limited to, those laws concerning federal, state and provincial income taxes, and will, upon request, furnish the Lender with proof satisfactory to the Lender, acting reasonably, indicating that a Company or a Subsidiary has made such payments or deposits; provided that the Companies or a Subsidiary need not make any payment if the amount or validity of such payment is contested in good faith by appropriate proceedings and is reserved against (to the extent required by GAAP) by the Companies.

7.6               INSURANCE
7.6.1 The Companies, at their expense, shall keep the Collateral insured against loss or damage by such insurable perils customarily insured against by prudent owners of similar businesses and in such amounts, as ordinarily insured against by other owners in similar businesses conducted in the locations where the Companies' business is conducted on the date hereof. The Companies shall also maintain insurance relating to the Companies' business, ownership and use of the Collateral in amounts and of a type that are customary to businesses similar to the Companies' business.

7.6.2 All such policies of property insurance shall contain a lender's loss payable endorsement and standard mortgage clause, in a form reasonably satisfactory to the Lender, showing the Lender as loss payee thereof as its interest may appear, and all liability insurance policies shall show the Lender as an additional insured but only with respect to the liabilities of the Companies, and shall specify that the insurer must give at least 20 days' notice to the Lender before cancelling its policy for any reason. Upon the Lender's request, the Companies shall deliver to the Lender certified copies of such policies of insurance and evidence of the payments of all premium payments. If no Event of Default has occurred and is continuing, proceeds payable with respect to Collateral under any casualty policy will, at the Companies' option, be payable to the Companies to replace the property subject to the claim, provided that any such replacement property shall be deemed Collateral in which the Lender has been granted a security interest with the same priority as in the replaced Collateral. If an Event of Default has occurred and is continuing, all proceeds payable under such policy shall, at the Lender's option, be payable to the Lender to be applied on account of the Obligations.

7.7               FINANCIAL COVENANT
                  The Companies shall at all times maintain, measured as of the last day of each calendar month, Tangible Net Worth of not less than CDN $80 million.

8.0               NEGATIVE COVENANTS
                  The Companies covenant and agree that, until payment in full of the outstanding Obligations, the Companies will not do any of the following:

8.1               DISPOSITIONS
                  Convey, sell, lease, transfer or otherwise dispose of (collectively, a "Transfer"), or permit any of their respective Subsidiaries to Transfer, all or any part of their businesses or property, other than:

         (a)      Transfers of Inventory in the ordinary course of business;

         (b) Transfers of licences or by way of licence and similar arrangements for the use of the property of the Companies or their Subsidiaries;

         (c)      Transfers of worn-out or obsolete Equipment;

         (d) Sale and Leaseback Transactions with respect to the Laval Facility and the Northborough Facility in accordance with
                  Section 4.2;

         (e) Transfers of business or property (except for the Northborough Facility, property and assets that are charged by the Immovable Hypothecs and Intellectual Property Collateral) having a value not exceeding US $1 million per occurrence or US $5 million in any calendar year and that will not result in a Material Adverse Effect;

         (f)      Transfers resulting from the Permitted Reorganization; and

         (g) Transfers among the Companies or their Subsidiaries provided that the Lender shall have received such confirmatory security and legal opinions as the Lender may reasonably require to preserve its Security.

8.2               CHANGE IN BUSINESS; CHANGE OF EXECUTIVE OFFICE
                  Engage in any business, or permit any Subsidiary to engage in any business, other than the businesses currently engaged in by the Companies and any business substantially similar or related thereto (or incidental thereto); or cease to conduct business in the manner conducted by the Companies as of the Closing Date unless such cessation would not result in a Material Adverse Effect; or without 30 days' prior written notification to the Lender, relocate the chief executive office or jurisdiction of incorporation of any Company; or without the Lender's prior written consent, change the date on which the fiscal year of any Company ends.

8.3               AMALGAMATIONS, MERGERS OR ACQUISITIONS
                  Amalgamate, merge or consolidate, or permit any of their Subsidiaries to amalgamate, merge or consolidate, with or into any other business organization, or acquire, or permit any of their Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person, except for any transactions that are among some or all of the Companies and their Subsidiaries, and no other Person, and which would not result in a Material Adverse Effect and provided that the Lender shall have received such confirmatory security and legal opinions as the Lender may reasonably require to preserve its security, and except for the Permitted Reorganization.

8.4               NEGATIVE PLEDGE
                  Create, incur, assume or suffer to exist any mortgage, lien, charge, pledge, hypothec or security interest or any other encumbrance securing indebtedness, direct or indirect, including indebtedness under a guarantee or indemnity, with respect to any of their assets or property, including, without limitation, all intellectual property of the Companies, except for Permitted Liens.

8.5               TRANSACTIONS WITH AFFILIATES
                  Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of any of the Companies except for the Permitted Reorganization and any other transactions that would not result in a Material Adverse Effect or that are in the ordinary course of the Companies' business, upon fair and reasonable terms that are no less favourable to the Companies than would be obtained in an arm's length transaction with a non-affiliated Person.

8.6               SUBORDINATED DEBT
                  Make any payment in respect of any Subordinated Debt, or permit any of its Subsidiaries to make any such payment, except in compliance with the terms of such Subordinated Debt, if approved by the Lender, or amend any provision contained in any documentation relating to the Subordinated Debt without the Lender's prior written consent.

8.7               INVENTORY AND EQUIPMENT
                  Except for Inventory sold in the ordinary course of business, store any material Inventory or any material Equipment with a bailee, warehouseman, or other third party unless the third party has been notified of the Lender's security interest and the Lender:

         (a) has received an acknowledgment from the third party that it is holding or will hold the Inventory or Equipment for the Lender's benefit; or

         (b) is in pledge possession, of the warehouse receipt, where negotiable, covering such Inventory or Equipment.

Except for Inventory sold in the ordinary course of business and except for such other locations as the Lender may approve in writing, the Companies shall keep the Inventory and Equipment only at the location set forth in the Security Agreements, and such other locations of which the Companies give the Lender prior written notice and as to which the Lender files a financing statement where needed to perfect the Lender's security interest.

9.0               EVENTS OF DEFAULT
9.1               EVENTS OF DEFAULT
                  Any one or more of the following events shall constitute an Event of Default by the Companies under this Agreement:

         (a)      PAYMENT DEFAULT
                  If the Companies, or any of them, fail to pay, when due, any of the Obligations.

         (b)      COVENANT DEFAULT
                  If a Company fails to perform any obligation under Section 7.0 or violates any of the covenants contained in Section 8.0 of this Agreement, or fails or neglects to perform, keep, or observe any other material term, provision, condition, covenant, or agreement contained in this Agreement, in any of the Loan Documents or the Warrants, or in any other present or future agreement between the Companies, or any of them, and the Lender and as to any such default that can be cured, has failed to cure such default within 10 days after a Company receives notice thereof or any officer of a Company becomes aware thereof.

         (c)      MATERIAL ADVERSE EFFECT
                  If there occurs any circumstance or circumstances that has resulted in a Material Adverse Effect.

         (d)      ATTACHMENT
                  If any material portion of any of the Companies' assets on a consolidated basis is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any trustee, receiver, receiver manager or Person acting in a similar capacity, or if a Company is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a Lien upon any material portion of the Companies' assets on a consolidated basis, or if a notice of Lien, levy, or assessment is filed of record with respect to any material portion of the Companies' assets on a consolidated basis by any government, or any department, agency, or instrumentality thereof, or by any federal, provincial, state, municipal, or other governmental agency, provided that none of the foregoing shall constitute an Event of Default where such action or event is stayed or an adequate bond has been posted pending a good faith contest by a Company.

         (e)      INSOLVENCY
                  If a Company becomes insolvent, or if an Insolvency Proceeding is commenced by a Company, or if an Insolvency Proceeding is commenced against a Company.

         (f)      APPOINTMENT OF RECEIVER
                  A receiver, receiver and manager or receiver manager of all or any material part of the property and assets of the Companies on a consolidated basis is appointed and remains unstayed and in effect for more than 10 days.

         (g)      WINDING-UP
                  An order is made or an effective resolution is passed for winding-up a Company except any reorganization of some or all of the Companies and their Subsidiaries and which will not result in a Material Adverse Effect, provided that the Lender shall have received such confirmatory security and legal opinions as the Lender may reasonably require to preserve its security, and except as part of the Permitted Reorganization.

         (h)      CEASING TO CARRY ON BUSINESS
                  Any Company ceases or threatens to cease to carry on all or a substantial part of its business except:

                  (i) by a Guarantor which will not result in a Material Adverse Effect;

                  (ii)     in furtherance of the Permitted Reorganization; and

                  (iii) by any Company where such business is transferred to another Company and which will not result in a Material Adverse Effect, provided that the Lender shall have received such confirmatory security and legal opinions as the Lender may reasonably require to preserve its security.

         (i)      OTHER AGREEMENTS
                  If there is a default or other failure to perform in any agreement to which a Company is a party or by which it is bound resulting in a right by a third party or parties, whether or not exercised, to accelerate the maturity of any indebtedness in an amount in excess of $250,000; or which could have a Material Adverse Effect.

         (j)      SECURITY INTERESTS
                  Without the prior written consent of the Lender and except for Permitted Liens, a Company creates or permits to exist any Lien or claim against any of its property which ranks or could in any event rank in priority to or PARI PASSU with any of the security interests created by any of the Loan Documents.

         (k)      SUBORDINATED DEBT
                  If a Company makes any payment on account of Subordinated Debt, except to the extent such payment is allowed under any subordination agreement entered into with the Lender.

         (l)      REALIZATION
                  The holder of any other Lien or claim against any material portion of the property and assets of the Companies on a consolidated basis does anything to enforce or realize on such security interest, charge, encumbrance, Lien or claim.

         (m)      JUDGMENTS
                  If a judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least $250,000 shall be rendered against a Company and shall remain unsatisfied and unstayed for a period of 10 days.

         (n)      AMALGAMATION; MERGER
                  A Company enters into an amalgamation, a merger or other similar arrangement with any other Person in contravention of
                  Section 8.3.

         (o)      MISREPRESENTATIONS
                  If any material misrepresentation or material misstatement exists now or hereafter in any warranty or representation set forth herein or in any certificate delivered to the Lender by any Responsible Officer pursuant to this Agreement or to induce the Lender to enter into this Agreement or any other Loan Document.

9.2               RIGHTS AND REMEDIES
                  If an Event of Default shall occur and shall not be waived, the Lender may do any one or more of the following:

         (a) declare by notice in writing to the Borrower that all Obligations, whether evidenced by this Agreement, by any of the other Loan Documents, or otherwise, are immediately due and payable (provided that upon the occurrence of an Event of Default described in Section 9.1(e), all Obligations shall become immediately due and payable without any action by the Lender); and

         (b) provided that notice has been given pursuant to Section 9.2(a), without further notice to or demand upon the Borrower or the Guarantors each of which is expressly waived by the Borrower and the Guarantors, enforce and realize upon this Agreement and the other Loan Documents and take such other actions and proceedings as are permitted by law or equity.

10.0              WAIVERS, REMEDIES CUMULATIVE
10.1              Any party may from time to time and at any time:

         (a) waive in whole or in part the benefit to it of any of the provisions of this Agreement and the Loan Documents; and

         (b) waive in whole or in part its rights on any default under any provision of this Agreement and the Loan Documents which is to its benefit;

but any such waiver by any party of any such benefit or right on any occasion shall be deemed not to be a waiver of the benefit of or right under any such section thereafter or of any other section or of any subsequent default, as the case may be.

10.2 Failure to exercise or delay in exercising on the part of the Lender any right, power or privilege under this Agreement or the Loan Documents shall not operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver by the Lender shall be effective unless it is in writing signed by the Lender.

10.3 All rights and remedies of the Lender set out in this Agreement, the Loan Documents and in any other agreement between the Lender and the Companies or any other Person whomsoever are cumulative and no right or remedy contained herein or therein is intended to be exclusive but each is in addition to every other right or remedy contained herein or therein or in any future agreement, or now or hereafter existing at law, in equity or by statute, or pursuant to any other agreement between the Borrower or the Companies that may be in effect from time to time.

11.0              ASSIGNMENTS
11.1              SUCCESSORS
                  This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective permitted successors and assigns.

11.2              ASSIGNMENT BY COMPANY
                  The Companies may not assign or transfer all or any part of their rights or obligations hereunder without the prior written consent of the Lender.

11.3              ASSIGNMENT AND PARTICIPATION BY LENDER
11.3.1 The Lender may at any time after the advance of the Loan assign the whole or any part of its rights and obligations under this Agreement and the Loan Documents to another Person provided that:

         (a)      an Event of Default has occurred and is continuing; or

         (b)      (i)      if, after giving effect to such assignment, there is
                           more than one Lender, the Lenders shall appoint an agent to act on their behalf with respect to all matters relating to or arising out of this Agreement;

                  (ii) the Lender shall not be released from any of its obligations hereunder, including the obligations to indemnify the Borrower pursuant to Section 2.11.4;

                  (iii) if the assignee is a non-resident of Canada for the purposes of the INCOME TAX ACT (Canada), the Borrower shall have received such confirmations from the Canada Revenue Agency and indemnities from such assignee as the Borrower may reasonably request consistent with Section 2.11.4; and

                  (iv) after giving effect to such assignment, there are no more than five Lenders.

On any such assignment being made to the extent of such assignment:

         (c) the Companies shall be directly obligated in the performance of their respective obligations to the assignee; and

         (d) the assignee shall have the same rights and benefits against the Companies,

as if the assignee was originally a Lender under this Agreement.

11.3.2 The Lender may at any time enter into an arrangement (herein called a "Sub-Participation") with another Person (herein called a "Sub-Participant") whereby a Sub-Participant agrees with the Lender to make funds available to the Lender to meet its Loan Commitment and it is intended that a Sub-Participant not become a lender hereunder and not assume the Loan Commitment of the Lender. In the event of a Sub-Participation a Sub-Participant shall have no right to approve, consent to or waive any matter provided for in this Agreement or the Loan Documents and generally the Sub-Participant shall not have any rights under this Agreement or the Loan Documents or any other document concerning the transactions contemplated by this Agreement (a Sub-Participant's rights against the Lender in respect of such Sub-Participation to be those set forth in the agreement executed by the Lender with a Sub-Participant) and all amounts payable by the Companies under this Agreement and the Loan Documents shall be determined as if the Lender had not entered into such a Sub-Participation. A Sub-Participation does not reduce the Lender's Loan Commitment and obligation to fund.

11.4              DISCLOSURE
                  The Lender may disclose to a proposed assignee pursuant to
Section 11.3.1, such information in the possession of the Lender relating to the Companies that is available to the public and, on a confidential basis, such information concerning this Agreement and the Loan Documents, as the Lender sees fit. The Lender may disclose to a proposed Sub-Participant pursuant to Section
11.3.2 only such information in the possession of the Lender that is available to the public, a copy of this Agreement, the Loan Documents and details of Obligations outstanding, and in the case of the Initial Participants having signed a non-disclosure agreement with the Companies any other information in the possession of the Lender. Without the prior written consent of the Companies (such consent not to be unreasonably withheld) the Lender shall not disclose any other information concerning the Companies given by it or them to the Lender.

12.0              EXPENSES
12.1 The Borrower shall reimburse the Lender for all reasonable costs and expenses (together with value added, goods and services, business transfer or sales tax or any similar tax thereon and including the fees, disbursements and expenses of legal advisers engaged) incurred by the Lender in connection with:

         (a) the negotiation, preparation, execution and registration of this Agreement, the Loan Documents, the Warrants and any other documents referred to herein or therein or contemplated hereby or thereby;

         (b) the negotiation, preparation, execution and registration of all consents, waivers, amendments and variations in relation to this Agreement, the Loan Documents and any other documents referred to herein or therein or contemplated hereby or thereby;

         (c) reasonable legal fees, disbursements and taxes thereon incurred by the Lender in connection with the underwriting, syndication or arrangement of the Loan facility described in this Agreement;

         (d) any mutually agreed upon publicity in connection with the Loan facility described in this Agreement; and

         (e) the due diligence performed by or on behalf of the Lender in respect of the Companies.

12.2 The Borrower shall reimburse the Lender for all reasonable costs and expenses (together with value added, goods and services, business transfer or sales tax or any similar tax thereon and including the reasonable fees, disbursements and expenses of legal and other advisers reasonably engaged) incurred by the Lender in connection with the enforcement of, or the preservation of any rights under, this Agreement, the Loan Documents and any other documents referred to herein or contemplated hereby.

12.3 In addition, the Borrower shall pay or indemnify the Lender against any and all stamp, registration and similar taxes which may be payable in connection with the entry into, the performance of and the enforcement of this Agreement and the Loan Documents.

12.4 The Lender acknowledges receipt of US $100,000 from the Borrower to be applied against costs and expenses payable by the Borrower pursuant hereto, with any excess to be reimbursed to the Borrower.

12.5 The Lender shall provide to the Borrower on or prior to Closing a summary of the Lender Expenses payable by the Borrower at Closing.

13.0              NOTICES
                  Unless otherwise provided in this Agreement, all notices or demands by any party relating to this Agreement or any other agreement entered into in connection herewith shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by a recognized overnight delivery service, certified mail, postage prepaid, return receipt requested, or by facsimile to the Companies or to the Lender, as the case may be, at its addresses set forth below:

         (a)      If to the Companies:

                  c/o ID Biomedical Corporation
                  Suite 1630 - 200 Burrard Street
                  Vancouver, British Columbia  V6C 3L6

                  ATTENTION:     Chief Executive Officer
                  FAX:           (604) 431-9378

                  with a copy to:

                  Borden Ladner Gervais LLP
                  Suite 1200 - 200 Burrard Street
                  Vancouver, British Columbia  V7X 1T2

                  ATTENTION:     Ian Webb
                  FAX:           (604) 687-1415

         (b)      If to the Lender:

                  Second City Capital
                  Suite 2600 - 1075 West Georgia Street
                  Vancouver, British Columbia  V6E 3E9

                  ATTENTION:     Johnny Ciampi
                  FAX:           (604) 661-4873

                  with a copy to:

                  Fraser Milner Casgrain LLP
                  Suite 1500 - 1040 West Georgia Street
                  Vancouver, British Columbia  V6E 4H8

                  ATTENTION:     Tim Bezeredi
                  FAX:           (604) 683-5214

The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other.

14.0              GENERAL PROVISIONS
14.1              NO PARTNERSHIP
                  Nothing in this Agreement or any action taken by the Lender or the Initial Participants shall constitute or be construed as constituting any of them or the Companies or any other Person, a partnership, an association, a joint venture or any other entity or group.

14.2              SEVERABILITY
                  If, in any jurisdiction, any section or any part of any section of this Agreement or any of the Loan Documents is held to be unenforceable or otherwise invalid such holding shall not in any way affect the enforceability or validity of the remaining sections or the remainder of such section of this Agreement or any of the Loan Documents in that jurisdiction or affect their enforceability or validity in any other jurisdiction.

14.3              GOVERNING LAW AND JURISDICTION
                  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and for the purpose of legal proceedings this Agreement shall be deemed to have been made in such Province and to be performed there. The courts of British Columbia shall have non-exclusive jurisdiction over all disputes which may arise under this Agreement, the Loan Documents, the

Warrants and all other documents contemplated herein, provided always that nothing contained in this Agreement, the Loan Documents or the Warrants shall prevent the Lender from proceeding at its election in the courts of any other jurisdiction and each of the Companies hereby irrevocably submits to each such jurisdiction, acknowledges the competence of each and the convenience and the propriety of the venue thereof and agrees to be bound by any judgment thereof and hereby waives any and all objections which they may have to each such jurisdiction.

14.4              INDEMNIFICATION
                  The Companies shall defend, indemnify and hold harmless the Lender and its limited partners, general partners(s) and their respective officers, employees, and agents against:

         (a) all obligations, demands, claims, and liabilities claimed or asserted by any other Person, other than the Initial Participants, in connection with the transactions contemplated by this Agreement; and

         (b) all losses or Lender Expenses in any way suffered, incurred, or paid by the Lender as a result of or in any way arising out of, following, or consequential to transactions between the Lender and the Companies whether under this Agreement, or otherwise (including without limitation solicitor's fees and expenses calculated on a solicitor and his own client basis), except for losses caused by the Lender's negligence or willful misconduct.

14.5              TIME OF ESSENCE
                  Time is of the essence for the performance of all obligations set forth in this Agreement.

14.6              COUNTERPARTS
                  This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.

14.7              JOINT AND SEVERAL LIABILITY
                  All covenants and other agreements of the Companies set forth in this Agreement and the other Loan Documents are joint and several covenants and agreements of each of the Companies.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.


EXECUTED BY
ID BIOMEDICAL CORPORATION


Per:
       ---------------------------------------------------
       Authorized Signatory

Per:
       ---------------------------------------------------
       Authorized Signatory



EXECUTED BY
ID BIOMEDICAL CORPORATION OF QUEBEC


Per:
       ---------------------------------------------------
       Authorized Signatory

Per:
       ---------------------------------------------------
       Authorized Signatory


EXECUTED BY
ID BIOMEDICAL CORPORATION OF VANCOUVER


Per:
       ---------------------------------------------------
       Authorized Signatory

Per:
       ---------------------------------------------------
       Authorized Signatory

EXECUTED BY
ID BIOMEDICAL CORPORATION OF WASHINGTON


Per:
       ---------------------------------------------------
       Authorized Signatory

Per:
       ---------------------------------------------------
       Authorized Signatory



EXECUTED BY
ID BIOMEDICAL CORPORATION OF MARYLAND


Per:
       ---------------------------------------------------
       Authorized Signatory

Per:
       ---------------------------------------------------
       Authorized Signatory



EXECUTED BY
ID BIOMEDICAL CORPORATION OF NORTHBOROUGH


Per:
       ---------------------------------------------------
       Authorized Signatory

Per:
       ---------------------------------------------------
       Authorized Signatory



LENDER
EXECUTED BY
SECOND CITY CAPITAL PARTNERS I,
LIMITED PARTNERSHIP by its
general partner SCCP LP by its general partner
SECOND CITY GENERAL PARTNERS INC.


Per:
       ---------------------------------------------------

                                  SCHEDULE "A"

                                 FORM OF WARRANT


THIS RIGHT TO PURCHASE COMMON SHARES HEREUNDER WILL BE VOID AND OF NO VALUE
UNLESS EXERCISED BEFORE 4:30 P.M. (VANCOUVER TIME) ON   o  , 2006.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST
NOT TRADE THE SECURITY BEFORE   o  , 2005.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SECURITIES REPRESENTED HEREBY, AGREES FOR THE BENEFIT OF ID BIOMEDICAL CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO ID BIOMEDICAL CORPORATION; (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) INSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO ID BIOMEDICAL CORPORATION TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS OF STOCK EXCHANGES IN CANADA. IF THE SECURITIES REPRESENTED HEREBY ARE SOLD AT THE TIME ID BIOMEDICAL CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE, BEARING NO LEGEND MAY BE OBTAINED FROM ID BIOMEDICAL CORPORATION'S TRANSFER AGENT AND REGISTRAR UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM REASONABLY SATISFACTORY TO ID BIOMEDICAL CORPORATION'S TRANSFER AGENT AND ID BIOMEDICAL CORPORATION, TO THE EFFECT THAT THE SALE IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

                            ID BIOMEDICAL CORPORATION

                          COMMON SHARE PURCHASE WARRANT

No.  o
Number of Warrants: o                                  Date: December  o  , 2004

                  FOR VALUE RECEIVED, ID BIOMEDICAL CORPORATION (the "Corporation"), hereby grants o (the "Holder") the right to subscribe for and purchase, subject to the terms hereof, up to o common shares (each, a "Common Share") of the Corporation at a purchase price of US$ o per Common Share in lawful money of the United States at any time up to 4:30 p.m. (Vancouver time) on or before o , 2006 (the "Time of Expiry"), after which time the Common Share purchase warrants (the "Warrants") represented hereby shall expire, (the price at which one Common Share of the Corporation may be purchased hereunder at the prices set out above from time to time being hereinafter referred to as the "Exercise Price"), all subject to adjustment as hereinafter provided.

1.                EXERCISE
                  The right to acquire Common Shares hereunder may be exercised, in whole or in part, by the Holder at any time and from time to time prior to the Time of Expiry by:

         (a) duly completing and executing the Subscription Form attached hereto in Appendix A; and

         (b) surrendering this Warrant Certificate, the duly completed and executed Subscription Form and a certified cheque, bank draft, wire transfer or money order payable to the Corporation representing the aggregate Exercise Price for the Common Shares to be purchased, to the Corporation at its principal office in Vancouver, British Columbia.

                  These Warrants shall effectively be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Corporation at the office referred to above.

2.                CERTIFICATES

         (a) Upon exercise or deemed exercise or conversion of these Warrants, the person or persons in whose name or names the Common Shares issuable upon such exercise or deemed exercise or conversion are to be issued shall be deemed for all purposes (as defined below) to be the holder or holders of record of such Common Shares and the Corporation covenants that it will cause certificates representing such Common Shares to be delivered or mailed to the person or persons at the address or addresses specified in the Subscription Form within five business days of the surrender of these Warrants.

         (b) The registered Holder of these Warrants may acquire any lesser number of Common Shares than the number of Common Shares which may be acquired for the Warrants represented by this Warrant Certificate. In such event, the Holder shall be entitled to receive a new Warrant Certificate, at the Corporation's expense, for the balance of the Common Shares which may be acquired.

3.                ANTI-DILUTION
                  The Exercise Price and the number of Common Shares deliverable upon the exercise of these Warrants will be subject to adjustment in the events and in the following manner:

         (a) In case of any reclassification of the Common Shares or change of the Common Shares into other shares, or in case of the consolidation, merger, reorganization or amalgamation of the Corporation with or into any other corporation or entity which results in any reclassification of the Common Shares or a change of the Common Shares into other shares, or in case of any transfer, lease or license of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (any such event being hereinafter referred to as a "Reclassification of Common Shares"), at any time prior to the Time of Expiry, the Holder shall, after the effective date of such Reclassification of Common Shares and upon exercise of the right to purchase Common Shares hereunder, be entitled to receive, and shall accept, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon such exercise, the kind and amount of shares and other securities or property which the Holder would have been entitled to receive as a result of such Reclassification of Common Shares if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled upon such exercise. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this section with respect to the rights and interests thereafter of the Holder of this Warrant certificate to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants evidenced hereby.

         (b) If and whenever at any time prior the Time of Expiry the Corporation shall:

                  (i) subdivide the Common Shares into a greater number of shares;

                  (ii) consolidate the Common Shares into a lesser number of shares; or

                  (iii) issue Common Shares, Participating Shares or Convertible Securities (both such terms as defined below in paragraph (g)) to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution on the Common Shares payable in Common Shares, Participating Shares or Convertible Securities;

                  (any such event being hereinafter referred to as "Capital Reorganization") and any such event results in an adjustment in the Exercise Price hereunder, the number of Common Shares purchasable pursuant to the Warrants evidenced hereby shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

         (c) If and whenever at any time prior to the Time of Expiry, the Corporation shall engage in a Capital Reorganization, the Exercise Price shall, on the effective date, in the case of a subdivision or consolidation, or on the record date, in the case of a stock dividend, be adjusted by multiplying the Exercise Price in effect on such effective date or record date by a fraction: (A) the numerator of which shall be the number of Common Shares and Participating Shares outstanding before giving effect to such Capital Reorganization; and (B) the denominator of which is the number of Common Shares and Participating Shares outstanding after giving effect to such Capital Reorganization. The number of Common Shares and Participating Shares outstanding shall include the deemed conversion into or exchange for Common Shares or Participating Shares of any Convertible Securities distributed by way of stock dividend or other such distribution. Such adjustment shall be made successively whenever any event referred to in this paragraph shall occur.

         (d) Any issue of Common Shares, Participating Shares or Convertible Securities by way of a stock dividend or other such distribution shall be deemed to have been made on the record date thereof for the purpose of calculating the number of outstanding Common Shares under paragraphs (e) and (f).

         (e) If and whenever at any time prior to the Time of Expiry, the Corporation shall fix a record date for the issuance of rights, options or warrants (other than the Warrants evidenced hereby) to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price (as defined below) of the Common Shares on such record date (any such event being hereinafter referred to as a "Rights Offering"), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

                  (i) the numerator of which shall be the aggregate of: (A) the number of Common Shares outstanding on such record date; and (B) a number determined by dividing whichever of the following is applicable by the Current Market Price of the Common Shares on the record date: (1) the amount obtained by multiplying the number of Common Shares or Participating Shares which the Holders of Common Shares are entitled to subscribe for or purchase by the subscription or purchase price; or (2) the amount obtained by multiplying the maximum number of Common Shares or Participating Shares which the holders of Common Shares are entitled to receive on the conversion or exchange of the Convertible Securities by the conversion or exchange price per share; and

                  (ii)     the denominator of which shall be the aggregate of:
                           (A) the number of Common Shares outstanding on such record date; and (B) whichever of the following is applicable: (1) the number of Common Shares or Participating Shares which the holders of Common Shares are entitled to subscribe for or purchase; or
                           (2) the maximum number of Common Shares or Participating Shares which the holders of Common Shares are entitled to receive on the conversion or exchange of the Convertible Securities.

                  Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

                  To the extent that such Rights Offering is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

         (f) If and whenever at any time prior to the Time of Expiry, the Corporation shall fix a record date for the distribution to all or substantially all the holders of Common Shares of:

                  (i) shares of any class, whether of the Corporation or any other corporation;

                  (ii)     rights, options or warrants;

                  (iii)    evidences of indebtedness; or

                  (iv)     other assets or property;

                  and if such distribution does not constitute a Capital Reorganization or a Rights Offering or does not consist of rights, options or warrants entitling the holders of Common Shares to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities for a period expiring not more than 45 days after such record date and at a price per share (or having a conversion or exchange price per share) of at least 95% of the Current Market Price of the Common Shares on such record date (any such non-excluded event being hereinafter referred to as a "Special Distribution") the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction: (I) the numerator of which shall be the amount by which (A) the amount obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date, exceeds
                  (B) the fair market value (as determined by the directors of the Corporation, which determination shall be conclusive) to the holders of such Common Shares of such Special Distribution; and (II) the denominator of which shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price.

                  Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

                  To the extent that such Special Distribution is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

         (g) For the purpose of these Warrants: (i) "Participating Share" means a share (other than a Common Share) that carries the right to participate in earnings to an unlimited degree; and
                  (ii) "Convertible Security" means a security convertible into or exchangeable for a Common Share or a Participating Share or both.

         (h) In any case in which this Warrant certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder, upon the exercise of the Warrants evidenced hereby after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Corporation shall deliver to the Holder an appropriate instrument evidencing the Holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares on and after such exercise.

         (i) The adjustments provided for in this Warrant Certificate are cumulative, shall, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and shall apply (without duplication) to successive Reclassifications of Common Shares, Capital Reorganizations, Rights Offerings and Special Distributions; provided that, notwithstanding any other provision of this section, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Exercise Price then in effect (except upon a consolidation of the outstanding Common Shares) (provided, however, that any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment).

         (j) In the event of any question arising with respect to the adjustments provided in this Warrant Certificate, such question shall conclusively be determined by a firm of chartered accountants appointed by the Corporation (who may be the Corporation's auditors). The Corporation shall give such accountants access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Holder.

         (k) As a condition precedent to the taking of any action which would require an adjustment in the subscription rights pursuant to these Warrants, including the Exercise Price and the number of such classes of shares or other securities or property which are to be received upon the exercise thereof, the Corporation shall take all corporate action which may, in the opinion of counsel, be necessary in order that the Corporation has reserved and there will remain unissued out of its authorized capital a sufficient number of Common Shares for issuance upon the exercise of these Warrants, and that the Corporation may validly and legally issue as fully paid and non-assessable all the shares of such classes or other securities or may validly and legally distribute the property which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

         (l) At least 15 days prior to the effective date or record date, as the case may be, of any dividend of any kind or any event which requires an adjustment in the subscription rights pursuant to this Warrant Certificate, including the Exercise Price and the number and classes of shares or other securities or property which are to be received upon the exercise thereof, the Corporation shall give notice to the Holder of the particulars of such event and the required adjustment. Upon the occurrence of any event which requires any adjustment of the Exercise Price or number of Common Shares, then, and in each such case, the Corporation shall give notice thereof to the holder hereof, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease in the number of Common Shares purchasable at such price upon exercise, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Such calculation shall be certified by the Chief Financial Officer of the Corporation.

         (m) No adjustment pursuant to this Warrant certificate shall be made in respect of dividends (payable in cash, Common Shares or Participating Shares) declared payable on the Common Shares in any fiscal year of the Corporation to the extent that such dividends, when aggregated with any dividends previously declared payable on the Common Shares in such fiscal year, do not exceed 50% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

         (n) No adjustment in the number of Common Shares which may be purchased upon exercise of the Warrants evidenced hereby or in the Exercise Price shall be made pursuant to this Warrant certificate if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Warrants evidenced hereby for Common Shares prior to the effective date or record date of such event.

                  The Corporation shall not be required to issue fractional Common Shares upon the exercise of these Warrants. If any fractional interest in a Common Share would, except for the provisions of this section, be deliverable upon the exercise of these Warrants, the Corporation shall, in lieu of delivering any certificate for such fractional interest, satisfy such fractional interest by paying to the Holder an amount in lawful money of the United States (computed to the nearest cent) equal to the Current Market Price of the Common Shares multiplied by such fractional interest provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00.

4.                CURRENT MARKET PRICE
                  The Current Market Price of the Common Shares at any date shall be determined as follows:

         (a) if the Common Shares are quoted on the NASDAQ National Market, ("NASDAQ"), the Current Market Price of a Common Share will be the weighted average closing price of the Common Shares on such exchange for the 20 prior trading days;

         (b) if the Common Shares are not quoted on NASDAQ but are listed and posted for trading on another recognized stock exchange or trading quotation system, the Current Market Price of a Common Share will be the weighted average closing price for the 20 prior trading days (converted to US dollars if applicable) of the Common Shares on such exchange or system or if such exchange or system does not provide a closing price, the numerical average of the closing bid and ask prices of the Common Shares, in either case, for the 20 prior trading days; and

         (c) if the Common Shares are not so listed and traded, the Board of Directors of the Corporation shall forthwith and in good faith determine the fair market value of a Common Share as of such date.

5.                COVENANTS OF THE CORPORATION
                  The Corporation hereby covenants and agrees as follows:

         (a) All Common Shares will, upon issuance in accordance with the terms of these Warrants, be validly issued, fully paid, and non-assessable and free from all taxes, liens, claims and encumbrances.

         (b) Until the Time of Expiry, the Corporation shall at all times have authorized, and reserved for the purpose of issuance upon exercise of these Warrants, a sufficient number of Common Shares to provide for the exercise in full of these Warrants.

         (c) The Corporation shall promptly secure the listing of the Common Shares issuable upon exercise of these Warrants upon each national securities exchange or automated quotation system, if any, upon which Common Shares are then listed or become listed (subject to official notice of issuance upon exercise of these Warrants) and shall maintain, so long as any Common Shares shall be so listed, such listing of all Common Shares from time to time issuable upon the exercise of these Warrants; and the Corporation shall so list on each national securities exchange or automated quotation system, as the case may be, and shall maintain such listing of, any other shares in the capital of the Corporation issuable upon the exercise of these Warrants if and so long as any shares of the same class shall be listed on such national securities exchange or automated quotation system.

         (d) The Corporation will not, by amendment of its constating documents or through any reorganization, transfer of assets, consolidation, amalgamation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of these Warrants and in the taking of all such action as may reasonably be requested by the holder of these Warrants in order to protect the economic benefit inuring to the holder hereof and the exercise privilege of the holder of these Warrants against dilution or other impairment, consistent with the tenor and purpose of these Warrants.

         (e) The Corporation shall, on or before the date of issuance of any Common Shares pursuant to the exercise of these Warrants, take such actions as the Corporation shall reasonably determine are necessary to qualify the Common Shares for, or obtain exemption for the Common Shares for, sale to the holder of these Warrants upon the exercise hereof under applicable securities or "blue sky" laws of the states of the United States, and shall provide evidence of any such action so taken to the holder of these Warrants prior to such date; provided, however, that the Corporation shall not be required in connection therewith or as a condition thereto to (a) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 5(e),
                  (b) subject itself to general taxation in any such jurisdiction or (c) file a general consent to service of process in any such jurisdiction.

6.                MISCELLANEOUS

         (a) The Holder may, at the Corporation's expense, at any time prior to the Time of Expiry, upon surrender hereof to the Corporation at its principal office in Vancouver, British Columbia exchange this Warrant Certificate for other Warrant certificates entitling the Holder to acquire, in the aggregate, the same number of Common Shares as may be acquired under this Warrant Certificate.

         (b) The holding of these Warrants shall not constitute the Holder hereof a shareholder of the Corporation or entitle the Holder to any right or interest in respect thereof except as expressly provided for herein.

         (c) The Warrants represented hereby and the securities issuable upon the exercise thereof have not been registered under the UNITED STATES SECURITIES ACT OF 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and unless such securities have been registered under the U.S. Securities Act such securities may be offered, sold or otherwise transferred only: (i) to the Corporation, (ii) outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, and (iii) inside the United States in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, after providing an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to that effect. If the Warrants represented hereby are sold at the time the Corporation is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act, a new certificate, bearing no legend may be obtained from the Corporation's transfer agent and registrar upon delivery of this certificate and a duly executed declaration, in a form reasonably satisfactory to the Corporation's transfer agent and the Corporation, to the effect that the sale is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

         (d) The Warrants shall be exercisable by the holder thereof only upon certification in the manner contemplated in the attached Subscription Form by such holder that it is, at the time of exercise, either (i) not in the United States and not exercising such Warrants on behalf of a person in the United States, or (ii) an "accredited investor" as such term is defined in Rule 501 of Regulation D under the U.S. Securities Act.

         (e) These Warrants shall be governed and construed in accordance with the laws of the Province of British Columbia. Time shall be of the essence hereof.

         (f) Until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Common Shares issuable upon exercise of the Warrants (as well as all certificates issued in exchange for or in substitution of any such Common Shares) shall bear appropriate restrictive legends.

         (g) Upon receipt of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction, or mutilation of these Warrants and, in the case of any such loss, theft, or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form to the Corporation, or, in the case of any such mutilation, upon surrender and cancellation of these Warrants, the Corporation, at its expense, will execute and deliver, in lieu thereof, a new Warrant of like tenor.

         (h) The holder of these Warrants is entitled to the benefit of such registration rights in respect of the Common Shares as are set forth in the Registration Rights Agreement between the Corporation and o , dated December o , 2004, including the right to assign such rights to assignees, as set forth therein.

         (i) These Warrants will be binding upon any entity succeeding to the Corporation by amalgamation, merger, consolidation, or acquisition, lease or license of all or substantially all of the Corporation's assets.


                  IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be executed by its duly authorized officers.


                                      ID BIOMEDICAL CORPORATION



                             By:
                                      ------------------------------------------
                                      Authorized Signatory

                                   APPENDIX A

                                SUBSCRIPTION FORM


TO:               ID BIOMEDICAL CORPORATION
                  Suite 1630, 200 Burrard Street
                  Vancouver, British Columbia
                  Canada     V6C 3L6


                  The undersigned holder of the attached Warrant certificate hereby subscribes for common shares ("Common Shares") of ID Biomedical Corporation (or such number of common shares and/or other securities and/or property to which such subscription entitles the Holder in lieu thereof or addition thereto under the provisions of the Warrants) pursuant to the terms of the Warrant certificate at the Exercise Price (as defined in the Warrant certificate) per Common Share on the terms specified in the Warrant certificate and encloses herewith cash or a bank draft, certified cheque or money order payable to the order of ID Biomedical Corporation in payment therefor.

                  The undersigned irrevocably hereby directs that ____________ Common Shares be issued and delivered as follows:

                   NAME IN FULL                                   ADDRESS                         NUMBER OF
                                                                                                COMMON SHARES

------------------------------------------------     ----------------------------------    -----------------------

------------------------------------------------     ----------------------------------    -----------------------

Please tick one of the following boxes (only one box) as applicable:

/ / By ticking the box next to this paragraph, the undersigned hereby certifies that the undersigned is not a person in the United States, and is not acquiring any of the Common Shares issuable upon exercise of the Warrants for the account or benefit of a person in the United States, and none of the persons listed above is a person in the United States. Further, the undersigned hereby covenants and agrees that during the 40-day period following issuance of the Common Shares issuable upon the exercise of the Warrants, it will not offer, sell or otherwise transfer such Common Shares to a person not in the United States or to a U.S. Person. For purposes hereof, "United States" and "U.S. Person" shall have the meanings given to such terms in Regulation S under the UNITED STATES SECURITIES ACT OF 1933, as amended (the "U.S. Securities Act"). To the extent that the Common Shares issuable upon exercise of the Warrants are being delivered to persons other than the undersigned, each such other person shall deliver and provide such covenants as the Corporation shall reasonably require to ensure compliance with applicable U.S. Federal and State Securities laws.

/ / By ticking the box next to this paragraph, the undersigned hereby certifies that the undersigned and each person other than the undersigned to whom the Common Shares issuable upon exercise of the Warrants are being delivered: (a) is an "accredited investor" within the meaning of Rule 501 of Regulation D under the U.S. Securities Act, (b) is acquiring the Common Shares issuable upon exercise of the Warrants for its own account and not with a view towards resale, (c) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Common Shares issuable upon exercise of the Warrants, (d) is aware that such Common Shares have not been registered under the U.S. Securities Act or any state securities laws, and (e) is not acquiring such Common Shares as a result of any general solicitation or general advertising, as such terms are discussed in Rule 502(c) of the U.S. Securities Act. To the extent that the Common Shares issuable upon exercise of the Warrants are being delivered to persons other than the undersigned, each such other person shall provide such information as the Corporation shall reasonably require to ensure compliance with applicable U.S. Federal and State securities laws.



                     DATED this       day of                        ,          .
                                -----        ----------------------    --------

                                            [NAME OF HOLDER]

                                            By:
                                               ---------------------------------




INSTRUCTIONS

1. The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form, the Warrant Certificate representing the Warrants being exercised and payment of the Exercise Price as specified above to the Corporation at its principal office address as set out above. Certificates for Common Shares will be delivered or mailed within five business days after the exercise of the Warrants.

2. If the Subscription Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature of such holder of the Subscription Form must be guaranteed by an authorized officer of a chartered bank, trust Corporation or an investment dealer who is a member of a recognized stock exchange.

3. If the Subscription Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

                                  SCHEDULE "B"

                                   DISCLOSURE


1.                PERMITTED LIENS

The following are encumbrances are "Permitted Liens" for purposes of the Loan Agreement to which this Schedule "B" is attached:

REGISTRATIONS AT THE REGISTER OF PERSONAL AND MOVEABLE REAL RIGHTS (QUEBEC)

------------------------------------------------------------------------------------------------------------------------------------
REGISTRATION  REGISTRATION  REGISTRATION  TYPE        GRANTOR      BENEFICIARY        AMOUNT       DESCRIPTION OF          REMARKS
   NUMBER         DATE      EXPIRY DATE                                                               PROPERTY           (including
                                                                                                    (summary form -       reference
                                                                                                  complete description   to document
                                                                                                     available, upon      creating
                                                                                                         request)        registered
                                                                                                                           rights)
------------------------------------------------------------------------------------------------------------------------------------
00-0002123-0001 2000-01-06 2010-01-06 Conventional ID Biomedical   Societe            $250,000    The universality of    Agreement
                                      hypothec     Corporation     Immobiliere        with        all of the Grantor's   executed
                                      without      of Quebec       Technologique      interest    movable property,      under
                                      delivery     (formerly       de Montreal Inc.   thereon at  other than accounts    private
                                                   Intellivax      (formerly 9084-    the rate    receivable,            signature
                                                   International   7146 Quebec Inc.,  of 15% per  intellectual property  on December
                                                   Inc., as        as appears from    a annum,    and other proprietary  10, 1999 in
                                                   appears from    notice of change   calculated  information used by    Montreal,
                                                   a notice of     of name            semi-       the Grantor in         Quebec.
                                                   change of name  registered on      anually     carrying on its
                                                   registered on   April 6, 2000      and not in  business, present or
                                                   June 5, 2002    under number       advance     future, corporal or
                                                   under number    00-0085184-0001),              incorporal, situated
                                                   02-0240646-     pursuant to an                 in, on about or near
                                                   0001)           assignment of                  the premises located
                                                                   rights by                      on the first and
                                                                   Technoparc                     second floors of a
                                                                   Saint-Laurent,                 building situated at
                                                                   registered on                  7150 Frederick-
                                                                   February 21,                   Banting Street, in
                                                                   2000 under                     the city of St. Laurent,
                                                                   number                         province of Quebec, and
                                                                   00-0040576-0001                designated as lot
                                                                                                  1,165,625 of the
                                                                                                  Official Cadastre of
                                                                                                  Quebec, Registration
                                                                                                  Division of Montreal (as
                                                                                                  appears from a notice of
                                                                                                  modification registered
                                                                                                  on September 26, 2003
                                                                                                  under number
                                                                                                  03-0512523-0001).

REGISTRATIONS AT THE PERSONAL PROPERTY SECURITY REGISTRY (BRITISH COLUMBIA)

All security interests perfected by the following registered financing statements:

-------------------------------------------------------------------------------------------------------------------------
SECURED PARTY                 BASE REG. NO.          DATE OF FILING         DATE OF EXPIRY      TYPE OF SECURITY
------------------------- ---------------------- ----------------------- ---------------------- -------------------------
Newcourt Financial Ltd.          8271576              May 25, 1999           May 25, 2007       Charge over certain
                                                                                                office furniture and
                                                                                                related assets
-------------------------------------------------------------------------------------------------------------------------
The Toronto Dominion             234110B            August 25, 2003         August 25, 2008     Charge over all present
Bank                                                                                            and after-acquired
                                                                                                deposits, instruments,
                                                                                                treasury bills, bankers
                                                                                                acceptances, GICs, term
                                                                                                deposits, etc.
-------------------------------------------------------------------------------------------------------------------------
IKON Office Solutions            472478B            January 7, 2004         January 7, 2009     Charge over certain
Inc.                                                                                            office equipment
-------------------------------------------------------------------------------------------------------------------------
Shire LLC                        651289B             April 19, 2004         April 19, 2029      Charge over certain
                                                                                                intellectual property
                                                                                                rights purchased by
                                                                                                ID Biomedical Corporation
                                                                                                from Shire BioChem Inc.
-------------------------------------------------------------------------------------------------------------------------

PERMITTED LIENS ON THE LAVAL FACILITY AND QUEBEC CITY FACILITY

LAVAL FACILITY

1. The rights of first refusal granted to Institut Armand Frappier ("Institut"), pursuant to a Deed of Sale executed before Daniele Laberge, Notary, on May 25, 1987 and registered at the Laval Registry Office under number 640 491, which rights of first refusal were subsequently transferred and ceded by Institut to Institut National de la Recherche Scientifique ("INRS") and which rights of first refusal ID Biomedical Corporation has bound and obliged itself to respect pursuant to the Deed of Transfer registered at the said Registry Office under number 11 691 395. It is a condition of the closing of the Sale and Leaseback Transaction including the Laval Facility that INRS provides a written waiver of such rights of first refusal;

2. In virtue of a Notice by the Office de l'autoroute Montreal-Laurentides accompanied by a plan deposited at the Registry Office for the Registration Division of Laval, on May 13, 1959, and registered under number 83, access from the property directly onto Autoroute 15 was prohibited;

3. By Deed of Servitude between Institut and the City of Laval (the "City"), executed on September 30, 1992, before Louis Simard, Notary, and registered at the said Registry Office under number 809 881, Institut created a real servitude of passage on a part of lot 228 of the

Cadastre of the Parish of Saint-Martin, containing an area of 36.8 square feet (being a part of the Property). This servitude of passage was granted to last until the time when the work in connection with Concorde-Autoroute 15 interchange and its linking to the Armand-Frappier Boulevard, is completed;

4. The City is presently negotiating with ID Biomedical Corporation for a new real and perpetual servitude of passage concerning a cycling path along the Cartier Boulevard between Micro Street and the current temporary road giving access from Cartier Boulevard to the Armand-Frappier Boulevard, but no such servitude has yet to be granted; and

5. Any of the following: (i) servitudes created prior to December 31, 1952, which do not materially affect the Laval Facility; (ii) servitudes established prior to January 1st, 1917, which required no registration; (iii) any servitudes by destination of proprietor established prior to January 1st, 1994, which required no registration; (iv) prior claims which require no registration; (v) legal hypothecs in favour of architects, engineers, suppliers of materials, workmen, contractors or subcontractors, which might result from recent construction or renovation on the Laval Facility, may exist on the date hereof but not yet be registered on the Laval Facility; (vi) mining rights; and (vii) reserves, if any, in the original grant of the property from the Crown; (viii) the rights of Hydro-Quebec to occupy any part of the property for the installation of "circuit", poles or any required equipment for the electrical supply of any building erected on the property, the whole in accordance with Hydro-Quebec's By-law bearing number 634 (R.R.Q., H-5, r:0.2).

QUEBEC CITY FACILITY

1. Deed of servitude created under a deed of sale between Her Majesty in Right of Quebec to IAF Biovac Inc., passed before Me Sylvie Tremblay, notary, on September 14, 1995, a copy of which was registered the next day under number 1,591,882. Under the terms of this deed of sale, the hereinafter listed conditions are set forth and, in order to ensure compliance therewith, the purchaser creates and the seller accepts a real servitude in perpetuity against the above-described immovable as servient land:

         (a) Submit for approval the plans of all buildings to be erected on the said immovable, their outside improvements, including all modifications and additions, which shall be approved by the intervening party, Parc Technologique du Quebec Metropolitain, both as to their construction and their destination, such consent not to be refused to the purchaser, assignee or lessor if the regulations and admissibility criteria in force, on the date hereof, are respected, any such consent to be given by the Parc Technologique du Quebec Metropolitain within fifteen (15) working days of the date of the receipt of such requests, the said consent to be deemed to be granted if the purchaser has not received a reply from the intervening party within the above said delay;

         (b) Respect any regulation in force on the date hereof, both public and private, as well as any admissibility criteria resulting from the improvement and infrastructure plan as well as the regulations outlining the admissibility criteria of the Parc Technologique du Quebec Metropolitain, the whole as detailed in the document prepared by the Parc Technologique du Quebec Metropolitain entitled ADMISSIBILITE DE LA CLIENTELE, dated December 1991, the purchaser declaring having received a copy thereof from the intervening party prior hereto;

         (c) Obtain the prior written consent of the intervening party in the case of the sale, assignment or lease, in whole or in part, of the said immovable if the said sale, assignment or lease entails a change in the destination of the immovable, which current destination is outlined in a document prepared by the Parc Technologique du Quebec Metropolitain entitled ADMISSIBILITE DE LA CLIENTELE, dated December 1991, which the purchaser declares has been communicated to it prior hereto, such consent not to be refused to the purchaser, assignee or lessor if the regulations and the admissibility criteria in force, on the date hereof, are respected; any such consent to be given by the Parc Technologique du Quebec Metropolitain within fifteen (15) working days from the date of receipt of such request, which consent shall be deemed granted if the purchaser has not obtained a reply from the intervening party within the above set delay; and

         (d) Have erected on the immovable sold hereunder a building, the construction work on which to begin on or prior to December 1, 1995, having a floor surface area of approximately 100,000 square feet.

2. Deed of servitude of a sludge duct against lot 1018 of the cadastre for the Parish of Sainte-Foy and 1350 of the cadastre for the Parish of L'Ancienne-Lorette by IAF Biovac Inc. in favour of the Communaute Urbaine de Quebec, passed before Me Sylvie Tremblay, notary, on May 13, 1997 and registered at Quebec on the same day under number 1,639,754. The site of the sludge duct servitude affects part of lots 1350 and 1018 of the above-mentioned cadastre and includes the right to place, replace, build, repair, maintain and inspect the sludge duct and in order to do so, a right of way is also created on the said site. This servitude also provides that no building, above or below ground, on the site of the servitude may be erected except for fences, hedges or asphalt or concrete surfaces. The subject property is not in derogation of the said servitude.

3. The land surveyor, Mr. Yves Lefebvre, in his location certificate dated June 2, 2004 and bearing his minute number 4471, mentions that a full control of access servitude in the East corner of the property was registered on February 5, 1975 under number 798,909. This servitude is granted in favour of the Department of Transport under the terms of a document dated January 28, 1975. The subject property is not in derogation of the said control of access servitude.

4. Any of the following: (i) servitudes created prior to December 31, 1952, which do not materially affect the Quebec City Facility; (ii) servitudes established prior to January 1st, 1917, which required no registration; (iii) any servitudes by destination of proprietor established prior to January 1st, 1994, which required no registration; (iv) prior claims which require no registration; (v) legal hypothecs in favour of architects, engineers, suppliers of materials, workmen, contractors or subcontractors, which might result from recent construction or renovation on the Quebec City Facility, may exist on the date hereof but not yet be registered on the Quebec City Facility; (vi) mining rights; (vii) reserves, if any, in the original grant of the property from the Crown; and (viii) the rights of Hydro-Quebec to occupy any part of the property for the installation of "circuit", poles or any required equipment for the electrical supply of any building erected on the property, the whole in accordance with Hydro-Quebec's By-law bearing number 634 (R.R.Q., H-5, r:0.2).

BOTH FACILITIES

1. Minor encroachments by or over neighbouring lands.

2. Any minor defect or irregularity in title, variation and other restrictions or encumbrances (whether or not registered) which does not, in aggregate, materially interfere with the occupation, use or enjoyment of such property.


PERMITTED LIENS ON THE NORTHBOROUGH FACILITY

All encumbrances and exceptions described in Schedule B, Section 2 of a Commitment for Title Insurance dated as of October 29, 2004 prepared by Chicago Title Insurance Company, a copy of which is attached hereto.

2.        FORMER NAMES OF COMPANIES -- SECTION 5.5

ID Biomedical Corporation:                        None

ID Biomedical Corporation of Vancouver:           None

ID Biomedical Corporation of Quebec:              Intellivax International Inc.
                                                  Dialab Consultants en Services
                                                  Diagnostiques Inc.

ID Biomedical Corporation of Washington:          ID Vaccine Corporation

ID Biomedical Corporation of Northborough:        Shire Biologics, Inc.
                                                  BioChem Pharma, Inc.
                                                  BioChem Pharma Corp.

ID Biomedical Corporation of Maryland:            Intellivax, Inc.

--------------------------------------------------------------------------------
American Land Title Association                                       Commitment
--------------------------------------------------------------------------------

ALTA Standard Form (1966)

                        Chicago Title Insurance Company

[LOGO]             PROVIDING TITLE RELATED SERVCIES SINCE 1847


                         COMMITMENT FOR TITLE INSURANCE

   CHICAGO TITLE INSURANCE COMPANY, a corporation of Missouri, herein called the Company, for a valuable consideration, hereby commits to issue its policy or policies of title insurance, as identified in Schedule A, in favor of the proposed insured name in Schedule A, as owner or mortgagee of the estate or interest covered hereby in the land described or referred to in Schedule A, upon payment of the premiums and charges therefor; all subject to the provisions of Schedules A and B and to the Conditions and Stipulations which are hereby incorporated by reference and are made a part of the Commitment.

   This Commitment shall be effective only when the identity of the proposed Insured and the amount of the policy or policies committed for have been inserted in Schedule A hereof by the Company, either at the time of the issuance of this Commitment or by subsequent endorsement.

   This Commitment is preliminary to the issuance of such policy or policies of title insurance and all liability and obligations hereunder shall cease and terminate six (6) months after the effective date hereof or when the policy or policies committed for shall issue, whichever first occurs, provided that the failure to issue such policy or policies is not the fault of the Company.

   IN WITNESS WHEREOF, Chicago Title Insurance Company has caused this Commitment to be signed and sealed as of the effective date of Commitment shown in Schedule A, the Commitment to become valid when countersigned by an authorized signatory.

Issued By:                                      CHICAGO TITLE INSURANCE COMPANY

CHICAGO TITLE INSURANCE COMPANY               By
75 FEDERAL ST.-4TH FLOOR
BOSTON, MA 02110                                    [SIGNATURE]
Tel (617) 210-0750     Fax (617) 210-0777                            PRESIDENT
                                                Attest

                                                        [SIGNATURE]
Countersigned                                                          SECRETARY



                                                    No.:          2451-25321

     [PAULA J. HARDY SIGNATURE]
----------------------------------   [SEAL]
       Authorized Signatory

--------------------------------------------------------------------------------
ISSUED BY:
   CHICAGO TITLE INSURANCE COMPANY                                    Schedule A
--------------------------------------------------------------------------------

COMMITMENT FOR TITLE INSURANCE
REV. 12/09/04                                                  No:    2451-25321

   Effective Date:   October 29, 2004   REV. 12/09/04

1. Policy or Policies to be issued:

   OWNER'S POLICY:   ALTA OWNER'S (10-17-92)                  $23,500,000.000
   Proposed Insured:
   TO BE DETERMINED


   LOAN POLICY:     ALTA LOAN (10-17-92)                     $(TO BE DETERMINED)
   Proposed Insured:
   TO BE DETERMINED


2. The estate or interest in the land described or referred to herein and which is covered by this Commitment is a FEE SIMPLE and the Effective Date of this Commitment is vested in:
   ID Biomedical Corporation of Northborough


3. The land referred to in this Commitment is known as:

   Address:     30 Bearfoot Road
   City/Town:   Northborough
   County:      Worcester
   State:       MA

   (LEGAL DESCRIPTION CONTINUED ON ATTACHED PAGE)



            This Commitment is valid only if Schedule B is attached.


                                   Page A - 1

--------------------------------------------------------------------------------
ISSUED BY:
   CHICAGO TITLE INSURANCE COMPANY                           Schedule A (CONT'D)
--------------------------------------------------------------------------------

COMMITMENT FOR TITLE INSURANCE
ALTA Standard Form (1966)                                 No:   2451-25321

  The land referred to in this Commitment is described as follows:

  The parcels of land on Bearfoot Road in Northborough, Worcester County, Massachusetts, and all structures, fixtures and improvements thereon:

  PARCEL I:

  NORTHERLY      by Interstate Route 290 (no access) 125.29 feet;

  EASTERLY by other land now or formerly of R. John Griefen, John M. Hines and Daniel G. Wheeler, Trustees, 837.80 feet;

  SOUTHERLY      by Bearfoot Road, 290.16 feet;

  WESTERLY by the other land now formerly of R. John Griefen, John M. Hines and Daniel G. Wheeler, Trustees, 607.50 feet;

  NORTHWESTERLY  by land of the Commonwealth of Massachusetts, 246.00 feet.

  Being the premises shown as Lot 1 on a plan (the "1972 Plan") entitled, "Plan of Land in Northborough, Mass." dated June 20, 1972, by MacCarthy Engineering Services, Inc., and recorded with the Worcester District Registry of Deeds in Plan Book 372, Plan 104.

  PARCEL II:

  NORTHERLY     by Interstate Route 290 (no access) 161.71 feet;

  EASTERLY      by other land now or formerly of Ten Bear Limited Partnership,
                885.31 feet;

  SOUTHERLY     by Bearfoot Road, 89.31 feet;

  WESTERLY by the other land now or formerly of Thirty Bear Limited Partnership, 837.80 feet.

  Being the premises shown as Lot No. 204A, on a plan entitled, "Plan of Land in Northborough, Massachusetts, prepared by Ten Bear Limited Partnership, 40 Washington Street, Westborough, Massachusetts 01581" by Thompson-Liston Associates, Inc., Civil Engineers & Land Surveyors recorded with the Worcester District Registry of Deeds in Plan Book 744, Page 65.


                                   Page A - 2

--------------------------------------------------------------------------------
ISSUED BY:
   CHICAGO TITLE INSURANCE COMPANY                           Schedule A (CONT'D)
--------------------------------------------------------------------------------

COMMITMENT FOR TITLE INSURANCE
ALTA Standard Form (1966)                             No:    2451-25321

  The land referred to in this Commitment is described as follows:

  PARCEL III

  A parcel of land in the Town of Northborough, Worcester County, Massachusetts, formerly identified as Parcel 4-11 XB, acquired by the Massachusetts Department of Public Works under an Order of Taking (L.O. 5678) dated May 24, 1967 and recorded on June 1, 1967 with the Worcester County Registry of Deeds in Book 4758, Page 151 Plan Book 308, Plan 107 and bounded by the line described as follows:

  Beginning at a point on the southerly location line of said interstate 290 opposite Station 169 + 89.20 and extending thence, leaving said location S 27 degrees 40' 41" W 246.00' feet; thence N 69 degrees 39' 47" W 201.00' feet to a point again on the southerly location line of Interstate 290; thence northeasterly by a curve to the left having a radius of 8,200.00' a length of 337.00' to the point of beginning; said Parcel SR-1 containing an area of 24,134 feet, more or less.

  NOTE: As herein used, "recorded" shall mean "recorded with the Worcester County Registry of Deeds."



                                   Page A - 3

--------------------------------------------------------------------------------
ISSUED BY:
  CHICAGO TITLE INSURANCE COMPANY                          Schedule B, Section 1
--------------------------------------------------------------------------------

  COMMITMENT FOR TITLE INSURANCE                        No:      2451-25321

                                  REQUIREMENTS

     The following requirements must be complied with prior to the policy being issued :

A    1.   The following are the requirements to be complied with:
          Instrument(s) creating the estate or interest to be insured must be approved, executed and filed for record to wit:

     a. Receipt and recordation of properly executed deed/mortgage/any other instrument to be insured.

E.   2.   Provide evidence satisfactory to the Company that ID Biomedical
          Corporation of Northborough is in legal existence and good standing in its state of incorporation and has been qualified to do business in the State of Massachusetts.

          NOTE: In the case of corporate signatories, documents must be signed by the President or Vice President AND Treasurer or Assistant Treasurer of the the respective corporations. Alternatively, corporate resolutions, which authorize the signatories on the documents, must be obtained and recorded with a clerk's certificate of incumbency.

F    3.   The following must be obtained and recorded if the proposed conveyance is a conveyance of all or substantially all of the assets of ID Biomedical Corporation of Northborough within the Commonwealth of
          Massachusetts:

             Corporate Excise tax waiver pursuant to the M.G.L. Ch.62C, s.52

          If it is not a conveyance of all or substantially all of their assets, the following statement should be contained within the deed:

               "This conveyance is not a sale of all or substantially all of the assets of ID Biomedical Corporation of Northborough within the Commonwealth of Massachusetts."

B.   4.   Obtain and record current Certificate of Municpal Liens showing all current estate taxes, water, and sewer charges paid to date in order to modify item No. 2 of Schedule B-Section 2 herein.

          NOTE: It is the responsibility of the seller and buyer to coordinate a final water and sewer reading within 72 hours of closing and to provide evidence of payment of the bill to omit outstanding water and sewer charges as exception in the final policy.

c.   5.   Receipt of properly executed Affidavit #1 in order to modify items 3 and 4 of Schedule B-Section 2 herein.

G.   6.   The nature of the transaction to be insured herein must be disclosed to the Company prior to closing. Title may be subject to additional exceptions as may be appropriate after disclosure of the type transaction.

H.   7.   Receipt of premium, exam counsel fees and disbursements.


                                  Page B1 - 1

--------------------------------------------------------------------------------
ISSUED BY:
  CHICAGO TITLE INSURANCE COMPANY                          Schedule B, Section 2
--------------------------------------------------------------------------------

COMMITMENT FOR TITLE INSURANCE                         No:      2451-25321

                                   EXCEPTIONS

     The Owner's Policy will be subject to the mortgage, if any, shown on Schedule B, Section 1 hereof. Schedule B of the Policy or Policies to be issued will contain exceptions to the following matters unless they are taken care of to our satisfaction:

I    1.   Defects, liens, encumbrances adverse claims or other matters, if any, created, first appearing in the public records or attaching subsequent to the effective date hereof but prior to the date the proposed insured acquires for value of record the estate or interest or mortgage thereon covered by this Commitment.

J    2.   Any state of facts as would be disclosed by a current Certificate of
          Municipal Liens; plus unpaid water and sewer charges, if any.

K    3.   Rights of the tenants, and/or others in possession, if any.

L    4.   Any liability for mechanics' or materialmen's liens.

AE   5.   Survey entitled "ALTA/ACSM Land Title Insurance Plan of Land in
          Northborough, Massachusetts" prepared for ARE-MA Region 14 LLC dated November 23, 2004 discloses the following:

          Paved driveway located over a portion of a 20 foot sewer easement and newly paved electric and telephone trenches.

N    6.   The exact acreage or square footage being other than as stated in the description sheet annexed or the plan(s) therein referred to.

P    7.   No access provision of highway taking recorded in Book 4758, Page 151, prohibiting access onto the state highway from the insured premises.

O    8.   Reservation to grant slope, fill and utility easements within the twenty (20) foot wide utility easement as shown in Plan Book 372, Plan 104 as recited in deed recorded in Book 5280, Page 11.

S    9.   Twenty foot wide utility easement as shown on plan recorded in Plan
          Book 406, Plan 13 and plan recorded in Book 5379, Page 435.

Q    10.  Easement to Massachusetts Electric Company recorded in Book 5439, Page
          158 and Book 5494, Page 261.

T. 11. Taking for sewer easement purposes by the Town of Northborough dated May 28, 1974 and recorded in Book 5510, Page 26 and deeds of easement confirming same recorded in Book 5890, Page 189 and Book 5890, Page 205 (see plan recorded in Plan Book 398, Plan 17).

R. 12. Restrictions set forth in deed dated July 9, 1976 (said restrictions expiring in 30 years) recorded in Book 5979, Page 374.

AA   13.  Rights, easements and restrictions (said restrictions expiring in 30 years) set forth in deed dated October 30, 1984 recorded in Book 8430, Page 284.

U    14.  Possible rights of others in cart path.

AF NOTE: The Company affirmatively insures the Insured that (a) that Items AA and U above do not adversely affect the premises as currently improved, and (b) that AA only affects that portion of the insured premises shown as the former Lot 204B on the survey.

X    15.  Environmental Restrictions granted to the Commonwealth of
          Massachusetts, acting through the Department of Environmental Proctection by Waldo Corporation, Trustee of Northborough Biotech Realty Trust dated August 16, 1993 recorded in Book 15478, Page 176; as affected by Amended and Restated Environmental


                                  Page B2 - 1

--------------------------------------------------------------------------------
ISSUED BY:
CHICAGO TITLE INSURANCE COMPANY                   Schedule B, Section 2 (cont'd)
--------------------------------------------------------------------------------

                                                           No:     2451-25321


          Restriction dated December 13, 1996 recorded in Book 18478, Page 33.

W    16.  Easement to Massachusetts Electric Company dated May 27, 1999 and recorded in Book 21530, Page 233.

AD   17.  Terms and provisions of deed recorded in Book 24134, Page 103.

V NOTE: While such matters are excluded from coverage and noted for informational purposes, the following matters were recorded:

          Order of Conditions by the Northborough Conservation Commission dated April 23, 1975 recorded in Book 5714, Page 251.


                                  Page B2 - 2

--------------------------------------------------------------------------------
American Land Title Association                      Conditions and Stipulations
--------------------------------------------------------------------------------

ALTA Standard Form (1965)


                          Conditions and Stipulations

1. The term "mortgage," when used herein, shall include charge, mortgage, hypotheque, deed of trust, trust deed, or other security instrument.

2. If the proposed Insured has or acquires actual knowledge of any defect, lien, encumbrance, adverse claim or other matter affecting the estate or interest or mortgage thereon covered by this Commitment other than those shown in Schedule B hereof, and shall fail to disclose such knowledge to the Company in writing, the Company shall be relieved from liability for any loss or damage resulting from any act of reliance hereon to the extent the Company is prejudiced by failure to so disclose such knowledge. If the proposed Insured shall disclose such knowledge to the Company, or if the Company otherwise acquires actual knowledge of any such defect, lien, encumbrance, adverse claim or other matter, the Company at its option may amend Schedule B of this Commitment accordingly, but such amendment shall not relieve the Company from liability previously incurred pursuant to paragraph 3 of these Conditions and Stipulations.

3. Liability of the Company under this Commitment shall be only to the named proposed Insured and such parties included under the definition of insured in the form of policy or policies committed for and only for actual loss incurred in reliance hereon in undertaking in good faith (a) to comply with the requirements hereof, or (b) to eliminate exceptions shown in Schedule B, or (c) to acquire or create the estate or interest or mortgage thereon covered by this Commitment. In no event shall such liability exceed the amount stated in Schedule A for the policy or policies committed for and such liability is subject to the insuring provisions, the Exclusions from Coverage and the Conditions and Stipulations of the form of policy or policies committed for in favour of the proposed Insured which are hereby incorporated by reference and are made as part of this Commitment except as expressly modified herein.

4. Any action or actions or rights of action that the proposed Insured may have or may bring against the Company arising out of the status of the title to the estate or interest or the status of the mortgage thereon covered by this Commitment must be based on and are subject to the provisions of this Commitment.







                                                 Commitment No.:      2451-25321

                                  SCHEDULE "C"

                                PIPELINE PRODUCTS


o    PNEUMOCOCCAL PROTEIN VACCINE (STREPTOCOCCUS PNEUMONIAE)

     Protein vaccine candidate derived from recombinant E. COLI.
     The vaccine antigen is a fusion protein composed of protective surface-disposed domains from two surface proteins of STREPTOCOCCUS PNEUMONIAE. The current vaccine candidate protein is purified and adsorbed to an aluminum adjuvant for injection. The vaccine completed a Phase I clinical study in Adults and has been approved for Phase I clinical studies in Toddlers and the Elderly.

o    MENINGOCOCCAL PROTEIN VACCINE (NEISSERIA MENINGITIDIS)

     Protein vaccine candidate derived from recombinant E. COLI.
     The vaccine protein is purified and formulated into liposomes, which are adsorbed to an aluminum adjuvant for injection. Previous formulations of the vaccine were in Phase I clinical studies, in which the vaccine was observed to be well tolerated but in need of a formulation that induces a higher magnitude of immune response.

o    GROUP B STREPTOCOCCUS (GBS) VACCINE (STREPTOCOCCUS AGALACTIAE (GBS))

     Protein vaccine candidate derived from recombinant E. COLI.
     The vaccine protein is purified and covalently linked to lipids for formulation into liposomes for injection.

o    GROUP A STREPTOCOCCUS (GAS) VACCINE (STREPTOCOCCUS PYOGENES (GAS))

     Protein vaccine candidate derived from recombinant E. COLI.
     The vaccine antigen will be a fusion protein composed of protective domains from two-three surface proteins of STREPTOCOCCUS PYOGENES, for which six candidate vaccine proteins have been identified.

o    PSEUDOMONAS AERUGINOSA

     Monoclonal human antibody(ies) derived from recombinant mammalian cells. The human monoclonal antibody(ies), which have yet to be identified, will at least need to bind to the surface of most strains of P. AERUGINOSA and mediate protective immunity.

o    HAEMOPHILUS INFLUENZAE

     Protein vaccine derived from recombinant E. COLI.
     The candidate antigens for this vaccine have not yet been defined.

o    MORAXELLA (BRANHAMELLA) CATARRHALIS

     Protein vaccine derived from recombinant E. COLI.
     The candidate antigens for this vaccine have not yet been defined.

o    CHLAMYDIA PNEUMONIAE

     Protein vaccine derived from recombinant E. COLI.
     The candidate antigens for this vaccine have not yet been defined

                                  SCHEDULE "D"
                 PIPELINE PRODUCTS INTELLECTUAL PROPERTY RIGHTS



[Schedule redacted]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:  /s/ Anthony F. Holler
                                         ---------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: January 7, 2005